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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 4

                                       TO
                                   FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                               BROOKE CORPORATION
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

               KANSAS                                     48-1009756
(STATE OR OTHER JURISDICTION OF                (IRS EMPLOYER IDENTIFICATION NO.)
 INCORPORATION OR ORGANIZATION)


            10895 GRANDVIEW DRIVE, SUITE 250, OVERLAND PARK, KS 66210
               (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)


                    ISSUER'S TELEPHONE NUMBER: (913) 661-0123


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                      NONE


           SECURITIES TO BE REGISTERED UNDER SECTION 12(G) OF THE ACT:


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

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                                TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS.....................................................1
PART I.........................................................................2

         ITEM 1  DESCRIPTION OF BUSINESS.......................................2
         ITEM 2  DESCRIPTION OF PROPERTY......................................11
         ITEM 3  DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES......12
         ITEM 4  REMUNERATION OF DIRECTORS AND OFFICERS.......................14
         ITEM 5  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
                 VOTING SECURITIES AND PRINCIPAL HOLDERS:.....................15
         ITEM 6  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS....16
         ITEM 7  DESCRIPTION OF SECURITIES....................................18
PART II.......................................................................19
         ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND
                OTHER SHAREHOLDER MATTERS.....................................19
         ITEM 2 LEGAL PROCEEDINGS.............................................19
         ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.................19
         ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES.......................19
         ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................21
PART F/S......................................................................22
PART III......................................................................23

     FORWARD-LOOKING STATEMENTS

     The following cautionary statement is made for the purpose of taking advantage of any defenses that may exist under the law, including common law. Forward-looking statements include statements concerning plans, objectives, goals, strategies, expectations, future events or performance and underlying assumptions and other statements that are not statements of historical facts. This document contains forward-looking statements which can be identified by the use of words such as "intend," "anticipate," "believe," "estimate," "project," or "expect" or other similar statements. These forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Brooke Corporation's (the "Company") expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, including without limitation, management's examination of historical operating trends, data contained in the Company's records and data available from third parties. However, there can be no assurance that management's expectations, beliefs or projections will occur or be achieved or accomplished. In addition to other factors and matters discussed elsewhere, the following are important factors that, in the view of the Company, could cause actual results to differ materially from those discussed in the forward-looking statements:

          (a) the growth projected by the Company, if achieved, must be efficiently and effectively managed;

          (b) the Company's financial results will depend upon the success of its marketing efforts and its ability to attract and retain key personnel;

          (c)  recently   enacted  federal   legislation   (Financial   Services
     Modernization Act) may impact the Company's agents in ways that are not anticipated; and

          (d) the Company must use the Internet and other technology to manage projected growth.

     The Company does not undertake to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

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                                     PART I

     The Company has elected to report under Disclosure Alternative 2 under Form 10-SB. The Company is filing this Form 10-SB registration statement on a voluntary basis.

     ITEM 1 DESCRIPTION OF BUSINESS
(Form 1-A  Model B  Item 6)

     a. NATURE OF THE BUSINESS. The Company engages in the business of selling insurance and financial services through independent agents and brokers. Virtually all of the Company's current revenues are derived from the sale of property and casualty insurance policies, although the Company intends to increasingly sell other insurance and financial services, including life and health insurance, credit services, investment services and other related financial services.

     The Company provides third-party administration (processing) to independent insurance agents and bank insurance agents using the "Master Agent" program pioneered by the Company. The basic premise of the Company's Master Agent program is the concept that agents must outsource administrative activities to a Master Agent that can generate sufficient economies of scale to reduce administrative expenses and increase agent productivity. As such, the Company has developed detailed processing standards for third-party processing by a Master Agent. Administrative and processing services provided by the Company to the agents under the Master Agent program include, but are not limited to, accounting, data maintenance and payment services.

     In connection with the Master Agent program, the Company prepares, reconciles and distributes monthly statements to each of its franchise agents. Such monthly statements list all credits and debits and represent a comprehensive reconciliation of Company commissions, receipts from agent's customers, checks issued to an agent's customer and vendors, and pass-through or journal entries for amounts due the Company in its capacity as Master Agent.

     The Master Agent program also promotes agency efficiency through data maintenance services. All customer account documents are provided to the Company for imaging or other electronic storage. Agents are then provided passwords so documents associated with an agency may be viewed by such agency's personnel from any location via the Internet.

     In addition, the Company provides marketing assistance to its network of agents through brand name development. By participating in the Master Agent program, agents gain the power of a common brand name through the Company. The Company believes that associating products and services with a trusted brand name can result in additional sales, much as additional sales can result from a product endorsement. Although a trusted brand name may attract an Internet customer, because of the complexity of many insurance products and financial services, the assistance of a local agent to provide individualized customer support is often required. The Company believes that agents with a trusted brand name, local agency presence and Master Agent support are well-positioned in business-to-business Internet sales of insurance and financial services.

     Another aspect of the Master Agent program that is advantageous to the agents is the Company's purchasing power. By consolidating purchasing activities, the Company believes that a Master Agent is able to negotiate better commissions and has access to more insurance companies.


     The Company also provides loans to independent insurance agents for acquisition of insurance agencies, matches agency buyers with sellers, inspects agency assets for prospective agency purchasers

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

and generally assists agents with increasing agency value and liquidity. The Company believes that independent insurance agents, as small business owners, distribute financial services less expensively because they are more motivated and willing to defer some of their compensation until the agency business is sold. Therefore, as part of the effort to make agents more efficient, the Company attempts to make ownership more attractive by facilitating ownership transfers through development of detailed legal standards, increasing credit availability by developing agency lending standards, and making ownership value easier to measure with standards for appraisals for insurance agencies.

     b. BUSINESS HISTORY. The Company was incorporated under the laws of the State of Kansas on January 17, 1986, under the name of Brooke Financial Services, Inc. The Company subsequently amended its articles of incorporation, changing its name to Brooke Corporation. The Company is controlled by Brooke Holdings, Inc., which owns 511,131 shares of the Company's common stock, representing 73.84% of the outstanding common stock of the Company as of June 30, 2001.


     In the early years of the Company's operations, the Company sold its services primarily to bank insurance agencies; however, the bank market was limited because only the smallest banks were authorized to sell insurance. Therefore, the Company began focusing on the sale of its services to independent insurance agents.

     Several significant events occurred in 1996 which affected the Company's operations including: the expansion of the Company's processing center into a larger facility in Phillipsburg, Kansas, the adoption of a "franchise" approach to expansion, and the development of a lending program for agency acquisition by franchise agents.

     From 1996 to 1999 the Company spent significant resources researching and developing the processing, legal, lending, and valuation standards described herein, which collectively represent the foundation of the Company's Master Agent program. During this period of time, the Company also rewrote its document management and commissions accounting software to accommodate these standards and began presentation of documents and commissions over the Internet. Since 1999 the Company has maintained a web site at www.brookecorp.com, which provides general information about the Company and hyperlinks to other related web sites. In addition, the Company maintains a web site at www.brookeprocessing.com, which the Company utilizes to provide document and commission information to its agents. The contents of such web sites (including any web site connected by hyperlink) are not incorporated herein by reference.

     In 1998, the Company developed a sales organization which had a full support staff in each state where the Company conducted operations. The result was the creation of a sales and support organization that was expensive and required more management resources than the Company could afford. In 2000, a regional office approach was adopted to consolidate state office facilities and staff.

     In 2000, the Company purchased Interstate Insurance Group, LTD., a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.

     Also in 2000, pursuant to this registration statement, the Company elected to register its common stock under Section 12(g) of the Securities Exchange Act of 1934. The Company believes that such registration will, among other things, provide a familiar and consistent format for disclosure to the Company's existing and future shareholders; provide a familiar and consistent format for disclosure to the Company's existing and future holders of bonds issued by the Company's finance company

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

subsidiary; and promote shareholder liquidity through facilitating a possible future listing of its securities on a trading or quotation system requiring reporting company status.


     c. BUSINESS STRATEGY. The Company believes that independent insurance agencies represent an increasingly popular means for distributing certain financial services and that the Company's Master Agent concept will become increasingly important to the future success of independent insurance agents. As such, the Company expects the demand for its processing, marketing and lending services to grow rapidly.

     During the 2nd calendar quarter of 2001, the Company introduced a specialty program to provide prospective agency buyers with assistance in inspecting agency assets to be purchased and assistance with agency cash flow management, marketing, and operations during the first year following an acquisition. The Company is using its existing management and staff to deliver this product; however, as product demand increases, additional management and staff may be required. The Company does not expect to develop any other new products during 2001 because demand for existing products and the product added during the 2nd quarter is anticipated to fully utilize the Company's management and staff. However, the Company expects that it may revise or enhance existing products upon receipt of agent comments and suggestions deemed beneficial to the Company's operations.

     d. SERVICES AND PRODUCTS. The Company has two product lines, the first of which is the Master Agent program, which was developed exclusively by the Company and to which the Company believes is unique to the industry. The Company's secondary line of products is specialty programs, such as the Company's agency lending program and insurance programs for industry niches.


     Document management and commissions accounting are an agency's primary administrative functions and may be outsourced to the Company's processing center as part of the services offered through the Master Agent program. Documents and accounting information are presented to the agents by the processing center through the processing center's web site at
www.brookeprocessing.com (the contents of which are not incorporated by reference). The Master Agent program also provides for development of a national brand name for agents and consolidation of agent's purchasing power with insurance companies and other financial services suppliers.

     The Company's secondary product line is specialty programs, the most successful of which is the lending program, but also includes insurance programs for various industry niches.

     The Company, through its wholly-owned finance subsidiary, Brooke Credit Corporation, originates loans to agents primarily for the purpose of insurance agency acquisition. Such loans are secured by, among other things, insurance agency assets. The Company's lending program features standardized legal documentation and established standards for credit approval and ongoing credit review.

     The origination of agency acquisition loans to agents is expected to increase demand for the Company's Master Agent services. The Company believes that many traditional lenders are reluctant to lend money for acquisition of an insurance agency because the primary collateral for such loans,

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insurance commissions,  could be jeopardized in the event of a borrower default.
To protect itself from such a risk, the Company requires all borrowers of the Company's lending program to enroll in the Master Agent program. Under the Master Agent program, the Company is listed as the agent-of-record for policies written by an agent. Thus, in the event that the agent/borrower defaults on its obligations under the agency acquisition loan, the Company continues to collect payments and services the defaulted agent's accounts. This arrangement minimizes the impact of an agent/borrower's default and protects the collateral pledged under the terms of the agency acquisition loan.


     In addition to the Company's lending program, the Company, through its wholly-owned subsidiaries, The American Agency, Inc., The American Heritage, Inc., and Interstate Insurance Group, L.L.C., sells insurance programs and "targeted market" policies through its network of agents and through agents not affiliated with the Company. In connection with such specialty programs, agents offer insurance coverage to targeted classes of business which may not be obtained from standard markets at all or which cannot be obtained from standard markets on a favorable basis. Such target classes of business include limousine companies and meat processors. Although specialty programs may be offered through any duly licensed agent, it is typical for specialty programs to be "cross sold" to agents that purchase the Master Agent services. Finally, the Company offers its buyers' assistance specialty program through The American Heritage, Inc. to assist prospective agency buyers with their inspection of assets to be acquired and to assist new owners with agency cash flow management, marketing, and operations during the first year following an acquisition.


     A typical transaction occurs when an insurance policy is sold by one of the Company's agents and the premium is paid by the customer directly to an insurance company. On a periodic (usually monthly) basis, insurance companies pay commissions to the Company for the sale of insurance policies which the Company records as commission income. The Company then pays a share of sales commissions to its agents which is recorded by the Company as commission expense.

     The Company is solely responsible for payment to insurance companies of premiums collected from customers for the sale of insurance policies even if its agents mishandle premium collection. Accordingly, the Company is the recipient and owner of all commissions paid by insurance companies resulting from the sale of insurance policies by the Company's agents. The Company's agents have an exclusive contractual relationship with the Company and generally do not have any contractual relationship with the insurance companies. As such, payment of a share of sales commissions to the agents is an obligation of the Company and is not an obligation of any insurance company. Furthermore, for income tax purposes, the Company is required to record all commissions received from insurance companies as income and correspondingly reports to the appropriate tax authorities all commissions expense paid to agents.

     Commission expenses as a percentage of commission income has increased from 55% in 1998 to 64% in 1999 to 70% in 2000, primarily as a result of the following. First, the Company has gradually increased the share of sales commissions paid to agents during the last several years. It is the Company's plan to pay an increasing share of sales commissions to its agents as the Company grows and marginal expenses decrease from economies of scale. Secondly, the Company's commissions from the sale of policies by The American Agency, Inc. have decreased as a result of the discontinuance of one of The American Agency Inc.'s specialty insurance programs. The ratio of commission expense to commission income for insurance programs or "targeted market" insurance policies is generally less than from the sale of other insurance policies.

     The typical transaction outlined above provides for the billing and collection of premiums directly by insurance companies because the Company's agents are required to use direct insurance

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company billing when available. However, in those instances where direct company billing is not available, the Company is responsible to the insurance company for billing and collecting the full premium from customers. The Company then remits to insurance companies the amount of the customer's premiums, net of sales commissions, when the Company is billed by insurance companies. As a result, the Company records an account receivable for the amount owed by the customer to the Company and simultaneously records a payable for the amount owed by the Company to the related insurance company.

     Customer receivables are included in the balance sheet category for accounts and notes receivable. This category also includes receivables from insurance companies for commissions on direct company billed policies, profit sharing commissions and certain notes receivables held by the Company's finance company subsidiary. Customer receivables result when the Company assumes responsibility for the billing and collection of premiums that is typically the responsibility of the insurance companies. To accommodate customers when direct company billing is not available, the Company sometimes permits flexible premium payments by not requiring full premium payment prior to policy delivery. This resembles the premium payment flexibility offered by insurance companies when premiums are direct company billed. Consequences to the Company of providing this flexibility include collection risk and reduced cash balances from payment of premiums to insurance companies prior to premium collection from customers.


     e. CUSTOMERS. The Company's customers are independent insurance agents and bank insurance agents. The Company currently sells its products and services through over 100 agencies that employ or retain over 350 agents in the States of Colorado, Florida, Illinois, Iowa, Kansas, Louisiana, Missouri, Nebraska, Nevada, Oklahoma, Texas, and Utah.


     It has been the experience of the Company that independent insurance agents are more willing to sell their agency businesses. The Company's agency lending program is a source of credit for prospective purchasers of agency businesses. The relative success of the Company's agency lending program is attributable to the loan collateral enhancements and protections provided by the Company's Master Agent concept. As such, the Company expects that as the demand for agency acquisition loans from independent insurance agents increases, the demand for the Company's Master Agent services will increase as well.

     Although a significant number of the Company's current customers are bank insurance agents, such agents represent a relatively small portion of the Company's overall commissions because they are generally agents from small banks in small communities. With the passage of the Financial Services Modernization Act, larger banks in larger communities are now authorized to sell insurance. The Company anticipates that larger banks will engage in the business of selling insurance, which, in turn, the Company believes will lead to a greater demand for the services offered under the Company's Master Agent program. By outsourcing agency administration to a Master Agent and with the purchasing power provided by a Master Agent, the Company believes that bank insurance agents can immediately take advantage of the expanded insurance powers available under the Financial Services Modernization Act.


     f. INSURANCE MARKET. Although the Company's revenues are comprised primarily of the sales commission portion of insurance premiums, most industry analysis is based on premiums. Based on typical sales commission rates, the Company has estimated its gross annualized premiums to be $100 million to $110 million.


     According to the Insurance Information Institute, insurance premiums in the United States totaled $636.8 billion in 1998, which was 8.1% more than in 1997. Premiums in the property and casualty sector

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totaled $281.5  billion and life and health  premiums  totaled  $355.3  billion.
World insurance premiums totaled $2.13 trillion in 1997 (latest data available from the Insurance Information Institute).

     The Company's agents sell insurance to both personal and commercial customers; however, as a group, the agents sell more commercial insurance than personal insurance. Independent insurance agents, such as the Company's franchise agents, sold 75.6% of the commercial insurance sold by the Company in 1998. Commercial policy premiums in the United States grew from $132.7 billion in 1997 to $137.6 billion in 1998 (latest data available) according to A.M. Best Company.


     g. COMPETITION. The Company is unaware of any direct competitors in the United States for the Master Agent services that are offered to independent insurance agents and bank insurance agents. Although the Company is aware of other insurance companies that offer similar services to agents, to the best of the Company's knowledge, such services do not allow agents exclusive agency ownership and/or require that such agents sell exclusively for one insurance company. Also, insurance companies sometimes offer assistance to agents' policyholders that have purchased policies from their specific insurance company. However, there does not appear to be a service, such as the Company's Master Agent program, that attempts to provide a comprehensive solution to the efficiency problems encountered by independent insurance agents and bank insurance agents.


     The Company has more competition for the sale of its specialty programs, especially insurance programs, than it does for the sale of its Master Agent services. Many independent insurance agents and brokers are developing insurance programs for specific market niches. However, those that purchase the Company's Master Agent services are a receptive audience for the Company's specialty programs which the Company believes gives it a significant advantage within its Master Agent organization.

     The competition for agency loans comes primarily from banks and other traditional lenders, many of which are larger and have larger resources than that of the Company. However, the Company is not aware of any lenders that have developed the comprehensive legal and lending standards that are required to protect and preserve the intangible assets that serve as collateral for insurance agency loans originated by the Company. Additionally, as previously noted, the Master Agent program is critical to collateral preservation and the Company believes that the entire package of services offered under the Master Agent program are not currently available from others.


     h. SALES AND MARKETING. Most of the Company's marketing activities are currently conducted from its Kansas City, Dallas, or Denver area regional offices. The Company opened an additional regional office in Nashville, Tennessee in the fourth quarter of 2000.


     The Company's regional managers market the Master Agent program to independent insurance agents using a description of "franchise agents" because, as a part of the Master Agent program, independent insurance agents use a common trade name and share many other characteristics of a franchise relationship. Accordingly, the Company discloses information relating to the Master Agent program to prospective agents using the Uniform Franchise Offering Circular format.

     The services offered under the Company's Master Agent program are also marketed to bank insurance agents; however, bank insurance agents typically use a trade name associated with the sponsoring bank instead of the common trade name used by franchise agents. Therefore, the term "bank agents" is used to differentiate franchise agents from bank agents. Unlike franchise agents, the services offered under the Master Agent program to bank agents are limited to insurance, as most bank agents also want to sell the banking, investment or lending services of the sponsoring bank.

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

     Those agents selling the Company's specialty programs are identified as "broker agents." Broker agents provide expertise in a specific industry niche to other agents, typically franchise or bank agents that purchase the Company's Master Agent services. Additional revenues are created when the Company's franchise agents or bank agents purchase expertise from the Company's broker agents. For example, the Company's agency lending program requires enrollment in the Master Agent program and, as a result, is the largest source of Master Agent program sales.

     In the spirit of multilevel sales organizations, the Company encourages its franchise, bank and broker agents to recruit subagents to purchase the services offered under the Master Agent program and specialty programs. Franchise agents can build a sales organization of smaller subagents and, because of growth and size bonuses, receive a larger share of commissions from the Company. Correspondingly, bank agents can use the Master Agent's services to recruit other banks as subagents.


     i. EMPLOYEES. The Company currently employs a total of approximately 141 employees of which a significant number are part time and temporary employees employed by the processing center. On a full-time equivalency basis (those employees who regularly work 37.5 hours or more per week), the Company employs approximately 70 individuals.

     j. SUPPLIERS. The Company has agency relationships with a large number of insurance companies. The Company has direct agency relationships with five of the six leading writers of commercial insurance in the United States (based on 1998 premiums). The Company's largest suppliers include Safeco Insurance Company, Allied Insurance Company, Employers Mutual Companies, Columbia Insurance Company and Allstate Insurance Company. The Company has entered into agency agreements with each of the suppliers listed above, examples of which are attached hereto as Exhibits 6.01 to 6.05.

     k. REGULATIONS. The Company's insurance activities are generally regulated by the insurance departments of individual states. The Company must maintain valid insurance agency licenses in most of the states in which the Company transacts its insurance and financial services business. Periodically, agency insurance licenses must be renewed by and license fees must be remitted to the individual states.


     The Company's lending programs are targeted to businesses and are generally unregulated. Although the Company does not typically make consumer loans, the Company's finance company subsidiary is licensed as a consumer finance company by the States of Kansas and Nebraska. The Company's franchising activities are also regulated, to a certain extent, by the Federal Trade Commission and state regulators. The Company believes that it is currently in compliance with all state and federal regulations to which it is subject and is unaware of any pending or threatened investigation, action or proceeding by any state or federal regulatory agency involving the Company.


     l. CORPORATE STRUCTURE. All of the Company's subsidiaries are 100% owned and controlled by the Company. With the notable exception of Brooke Credit Corporation, all of the Company's subsidiaries are held primarily for regulatory licensing and insurance company contracting purposes and for which financial statements are not separately prepared. Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that originates loans primarily to the Company's agents. Separate financial statements are regularly prepared for Brooke Credit Corporation, and Brooke Credit Corporation borrows money in its own right primarily through the issuance of bonds.

     The Company's other subsidiaries include:

     Brooke Life and Health, Inc., is a licensed insurance agency which sells life and health insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

     Brooke Agency, Inc., is a licensed insurance agency which sells property and casualty insurance through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.

     Brooke Investments, Inc., develops investment services for sale through the Company's network of franchise agents, subagents, bank agents, broker agents and insurance producers.


     Interstate Insurance Group, LTD., is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company. Interstate was acquired by the company at the end of the second quarter of calendar year 2000.


     The American Agency, Inc., is a licensed insurance agency which sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company.


     The American Heritage, Inc., is a licensed insurance agency which also sells insurance programs and "targeted market" policies through the Company's network of agents and through agents not necessarily affiliated with the Company. This subsidiary also offers the Company's buyers' assistance specialty program. This program is designed to assist prospective agency buyers with their inspection of assets to be acquired and to assist new owners with agency cash flow management, marketing, and operations during the first year following an acquisition. For marketing purposes, the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

     Brooke Corporation of Nevada, is a licensed Nevada insurance agency which sells insurance through the Company's network of franchise agents, subagents, broker agents, and insurance producers. This subsidiary may also sell the programs and "targeted market" policies in Nevada through the Company's network of agents and through agents not necessarily affiliated with the Company.


     For licensing purposes, the Company also controls First Brooke Insurance and Financial Services, Inc., which is a Texas corporation owned by a licensed Texas insurance agent but is controlled by the Company through a contractual arrangement.

     SPECIAL CHARACTERISTICS OF THE COMPANY'S OPERATIONS. The following items represent distinct or special characteristics of the Company's operations which may have a material impact upon the Company's future financial performance:

     MARKET UNCERTAINTIES. One of the primary markets for the Company's services is independent property and casualty insurance agents. The popularity of Internet sales may adversely impact independent property and casualty insurance agents and result in a general decline in the demand for the Company's services. In addition, the recent enactment of the Financial Services Modernization Act allows highly capitalized competitors, such as banks, to offer certain insurance services, where once the extent such entities could engage in insurance related activities was more restricted.

     PRODUCTION UNCERTAINTIES. The processing services provided by the Company are primarily completed at a processing center located in Phillipsburg, Kansas. Although contrary to the Company's expectations, the processing center's management, facilities, and labor force may be insufficient to accommodate the Company's expected growth. Also, although the Company has safeguards for emergencies, it does not have back-up facilities to process information if the processing center in Phillipsburg, Kansas is not functioning. The occurrence of a major catastrophic event or other system failure at the Company's processing center in Phillipsburg, Kansas could interrupt document processing or result in the loss of stored data.

     DEPENDENCE ON INTERNET. The Company relies heavily on the Internet in conducting its operations. A main component of the Master Agent program is providing agency personnel access to agency documents over the Internet. Such service requires efficient operation of Internet connections from agencies and agency personnel to the Company's system. These connections, in turn, depend on efficient operation of Web browsers, Internet service providers and Internet backbone service providers, all of which have experienced periodic operational problems or outages in the past. Any system delays, failures or loss of data, whatever the cause, could reduce customer satisfaction with the services and products offered by the Company. Moreover, despite the implementation of security measures, the Company's computer system may be vulnerable to computer viruses, program errors, attacks by third parties or similar disruptive problems. Such events could have a material adverse effect on the Company's operations and its ability to meet customer expectations.

     GUARANTEES. The Company has guaranteed the repayment of bonds issued by its finance company subsidiary and, if the finance company incurs significant loan losses or its ability to repay the bonds is otherwise impaired, then the Company's financial condition may be adversely affected. In some instances, the Company's finance company subsidiary has sold loans to investors with full recourse which may cause an adverse financial effect on the Company in the event it is required to repurchase loans of poor quality. In addition, in connection with the Company's activities of matching agency purchasers and sellers, the Company sometimes guarantees payments to agency sellers, which may cause an adverse financial effect on the Company in the event such a purchaser defaults on its obligations to such a seller.

     INSURANCE AGENCY COLLATERAL. The Company makes loans to agents primarily for the purpose of insurance agency acquisition and which are secured by, among other things, insurance agency assets. Insurance agency assets in some cases are intangible, and the value of such assets may rapidly deteriorate if borrowers do not adequately serve their policyholders or if the policies offered are not competitively priced. Reduction in the value of the insurance agency's assets would result in a reduction of the value of the Company's secured interest. This could result in these loans being under secured which could adversely affect the Company in the event of default on such loans.

     VARIABLE INTEREST RATES ON LOANS. The interest rate on most of the Company's existing loans varies annually to an outside index that is not controlled by the Company. Although most of the Company's existing loans have been sold to loan participants, if the Company repurchases these variable rate loans or makes additional variable rate loans and market interest rates decrease, then the Company may collect less interest than it pays on its bonds or other funding sources.

     DEPENDENCE ON SUPPLIERS. The Company is dependent on others, particularly property and casualty insurance companies, to supply the products sold by its agents. A majority of the Company's products are supplied by five property and casualty insurance companies. The Company's contracts with these suppliers can be terminated by the supplier without cause upon advance written notice. The loss of the representation of any one of these companies, for any reason, would adversely affect the financial condition of the Company. While the Company believes it maintains strong relationships with these companies, there can be no assurance that these companies will not impose conditions to the relationship, such as lower commission rates, larger premium volume requirements, or loss ratios that the Company will not be able to satisfy.

     DEPENDENCE ON PROFESSIONAL LIABILITY CARRIER. Without professional liability insurance, it is unlikely that the Company can continue its relationships with insurance companies. Although the Company has an excellent claims history and believes it has a good relationship with its professional liability insurance carrier, termination of the Company's professional liability insurance policy may adversely impact the Company's financial prospects.

     COMPETITION. The Company's agents face significant competition. The popularity of Internet sales and passage of the Financial Services Modernization Act has increased the number of potential competitors. If the Company's prediction that agent distribution will become more widespread is accurate, then the Company will face greater competition for the services it provides to its agents. Many of the Company's potential competitors have greater financial resources and market acceptance than the Company.

     ITEM 2 DESCRIPTION OF PROPERTY
(Form 1-A  Model B  Item 7)

     The Company's principal executive offices are located at 10895 Grandview Drive, Building 24, Suite 250, Overland Park, Kansas 66210 and its telephone number is (913) 661-0123. In addition to serving as the executive offices of the Company, this facility also functions as the Company's national sales office and as one of its regional sales offices. The facility consists of over 6,000 square feet of office space, leased for $12,754 per month. The lease expires on December 31, 2003.


     The Company also maintains a processing center and three additional regional offices. The processing center is located in Phillipsburg, Kansas, and consists of 6,000 square feet of office space. With respect to the processing center, the Company has a year to year lease that is renewable at its option, that provides for lease payments of $2,500 per month, subject to annual adjustments. The three additional regional offices are located in Dallas, Texas, Westminster, Colorado and Nashville, Tennessee. The Westminster, Colorado regional office is subject to two separate leases in the amounts of $675 and $360 per month. Both leases will expire on October 31, 2001. The Nashville, Tennessee regional office is subject to a lease payment of $1,645 per month. The lease on the Nashville facility will expire on October 31, 2001.

     In the second quarter of 2001, the Dallas regional office relocated from Plano, Texas to Dallas, Texas. The Plano lease provides for lease payments of $2,961 per month and expires April 30, 2002. The Company is currently attempting to sub-lease the Plano facility. The Dallas facility lease provides for lease payments of $3,928.16 per month and is to expire May 31, 2003. All of the above described leases are with lessors unaffiliated with the Company.


     Management believes that the Company's facilities will be adequate for current and proposed operations. In management's opinion, adequate insurance has been purchased for each of the Company's properties.

     ITEM 3 DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES (Form I-A Model B Item 8)

     The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                 AGE       POSITION

Robert D. Orr        47        Chairman of the Board of Directors, Chief
                               Executive Officer and Director
Michael Hess         44        President and Director
Leland G. Orr        38        Treasurer, Chief Financial Officer,
                               Assistant Secretary and Director
Anita Larson         39        Vice President, Secretary and General Counsel
John Allen           52        Director
Derrol Hubbard       44        Director
Shawn Lowry          27        Vice President, National Sales Manager

     Robert Orr and Leland Orr are brothers. Shawn Lowry is the nephew of Robert Orr and Leland Orr.

     Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. Directors Robert Orr, Leland Orr, and Michael Hess serve without cash compensation and without other fixed remuneration. Directors John Allen and Derrol Hubbard each receive $2,000 plus reasonable travel allowance for each board meeting attended in person, $200 for each board meeting attended via teleconference, and $500 for each board meeting attended via video conference. Officers are appointed annually by the Board of Directors and serve until their successors are appointed by the Board of Directors. Remuneration of the officers is set forth under "ITEM 4 REMUNERATION OF DIRECTORS AND OFFICERS" herein. Biographical resume of each director and executive officer are set forth below:


     Robert D. Orr, 47, Director, Chairman of the Board and Chief Executive Officer, is the founder of the Company. From 1992 to 1996, Mr. Orr served as President of Farmers State Bank, Phillipsburg, Kansas. From 1989 to 1991, Mr. Orr served as Chairman of the Board of Brooke State Bank, Jewell, Kansas; and from 1987 to 1989, Mr. Orr served as President of First National Bank, Smith Center, Kansas. Mr. Orr has also been a self-employed insurance agent for American Family Insurance Company. Mr. Orr is an honors graduate of Fort Hays State University with a Bachelor of Arts degree in Political Science. Mr. Orr also completed the Graduate School of Banking program at the University of Colorado. Mr. Orr is the author of a book on independent insurance agents titled "Death of an Insurance Salesman?" which was written and published in 2000. From 1996 through the present, Mr. Orr's business activities have been focused on performing the functions of Chairman of the Board and Chief Executive Officer of the Company.

     Leland G. Orr,  38,  Director,  Assistant  Secretary,  Treasurer  and Chief
Financial Officer, has been an officer and director of the Company since its inception. Mr. Orr is a certified public accountant and, from January 1991 to December 1994, served as President of Brooke State Bank, Jewell, Kansas. From January

1984 to September 1987, Mr. Orr worked for Kennedy, McKee & Company (formerly Fox & Company) (an accounting firm) of Dodge City, Kansas. Mr. Orr is a graduate of Fort Hays State University with a Bachelor of Science Degree in Accounting and is a member of the American Institute of Certified Public Accountants, the Kansas Society of Certified Public Accountants and the Central Kansas Chapter of Certified Public Accountants. From 1995 through the present, Mr. Orr's business activities have included performing the functions of Director, Secretary or Assistant Secretary, Treasurer and Chief Financial Officer of the Company. In addition, during this time period, Mr. Orr has managed the Company's processing center in Phillipsburg, Kansas.

     Michael Hess, 44, Director and President, was an original investor in the Company. From 1975 to 1989, Mr. Hess was employed by Western Resources (a utility company). In 1989, Mr. Hess began his employment with the Company as Vice President. As a result of his success within the Company and his familiarity with the Company's operations, Mr. Hess was appointed President and National Sales Manager of the Company in 1996. Mr. Hess has also owned several small businesses and currently serves as a director of Patrons Insurance Company and Great Plains Mutual Insurance Company. Since his appointment as President and National Sales Manager in 1996, Mr. Hess' primary business activities have been the strategic development of the Company's relationships with suppliers and growth of the Company's Master Agent program. In 2000, Mr. Hess ceased performing the functions of National Sales Manager in order to focus his activities as President of the Company on developing relationships with national suppliers and the Company's specialty programs.

     Anita Larson, 39, Vice President, General Counsel and Secretary, joined the Company in 1999. Prior to joining the Company, Ms. Larson was employed by The Equitable Life Assurance Society of the United States, New York, New York, where she was Vice President and Counsel from May 1996 to May 1999. From January 1995 to May 1996, Ms. Larson was Chief Administrative Officer of First Security
Benefit Life Insurance and Annuity Company of New York. Ms. Larson started her career at Security Benefit Group, Inc. where she was Second Vice President and Counsel. Ms. Larson received a bachelors degree from the University of Kansas and a Juris Doctorate from the University of Kansas School of Law.


     JOHN ALLEN, 52, became a director of the Company in January 2001. Mr. Allen is the Chief Operating Officer of the Cincinnati Reds. During Mr. Allen's career with the Cincinnati Reds, he has served in his current capacity of Chief Operating Officer since October 1999, as Managing Executive from June 1996 to October 1999 and as controller from May 1995 to June 1996. Prior to joining the Cincinnati Reds, Mr. Allen was director of business operations for the Columbus Clippers, the Class AAA minor league affiliate of the New York Yankees. Prior to his employment with the Columbus Clippers, Mr. Allen worked for the accounting firm of Arthur Anderson in Kansas City, Missouri and was a partner and senior vice president of GRA, Inc. of Merriam, Kansas. Mr. Allen earned an undergraduate degree from Kansas State University and a master's degree in Sports Management from Ohio State University. Mr. Allen has been honored with the Certificate of Friendship from the Cincinnati Human Relations Commission and the Community Service Award from the Talbert House. He also has been honored by Cincinnati Magazine in its annual "Best of Cincinnati" issue.

     DERROL HUBBARD, 44, became a director of the Company in January 2001. Mr. Hubbard currently serves in various management capacities with several real estate, gaming and venture capital companies, although since 1998 his primary responsibilities have been as Real Estate Development Manager for R.D. Hubbard Enterprises, Inc. Mr. Hubbard is also President of DDH Enterprises, LLC, Double D Real Estate, Inc., H & H Development, LLC, Pinnacle Development, LLC, Pinnacle Development II all of which are involved in real estate businesses and several of which are involved in residential development around the Bighorn Golf Course in Palm Desert, California. Mr. Hubbard is also Vice President of HBH Investments, LLC which makes venture capital investments and is managing member of New Mexico Gaming, LLC which operates and distributes gaming machines in New Mexico. For more than five years prior to 1998, Mr. Hubbard was managing officer of DBarD, Inc., a family corporation with agricultural operations in Kansas.

     SHAWN LOWRY, 27, Vice President and National Sales Manager, joined the Company in 1996 as a Corporate Sales Representative and in 1998 assumed the position of Missouri State Manager. Prior to employment with the Company, Mr. Lowry attended Washburn University majoring in business finance and business economics. In January 2000, Mr. Lowry was promoted to the Regional Manager over the Company's Dallas region. In August 2000, Mr. Lowry was promoted to National Sales Manager of the Company.


     ITEM 4 REMUNERATION OF DIRECTORS AND OFFICERS
(Form 1-A  Model B  Item 9)


     The following table sets forth the aggregate annual remuneration of the Company's chief executive officer and the Company's most highly compensated executive officers who were serving as executive officers as of December 31, 2000.

  NAME AND PRINCIPAL                 ANNUAL         LONG-TERM            ALL OTHER             AGGREGATE
      POSITION                    COMPENSATION    COMPENSATION          COMPENSATION         REMUNERATION

Robert D. Orr1                            0              0                  $1,075                $1,075
(Chief Executive Officer)

Michael Hess1                       $80,000              0                    $842               $80,842

(President)

Leland G. Orr1                      $80,000              0                  $1,086               $81,086
(Secretary, Treasurer)

Anita Larson2                       $66,000              0                  $6,012               $72,012

(Vice President)

Shawn Lowry2                        $88,750              0                 $18,608              $107,358
(Vice President)

---------------------------------------------------------
1 In addition to the compensation set forth above, Robert D. Orr, Leland G. Orr and Michael Hess receive use of a vehicle for personal and commuting use.
2 In addition to the compensation set forth above, Anita Larson and Shawn Lowry receive use of a vehicle for commuting purposes.

     Pursuant to the terms of an at will employment agreement between Ms. Larson and the Company, Ms. Larson has been retained as the manager of Brooke Life and Health, Inc., a wholly-owned subsidiary of the Company. Ms. Larson's annual salary for such employment is $66,000. Ms. Larson is also entitled to quarterly bonuses equal to 5% of the quarterly growth of the Company's life and health insurance programs. In addition, Ms. Larson is eligible for an annual bonus of $30,000, contingent upon the Company's consolidated operating income attaining certain specified goals. The Company anticipates that for the calendar year 2001, in the aggregate Ms. Larson's bonuses will not exceed $5,000. Ms. Larson's employment agreement contains a covenant not to compete. Although the Company believes this covenant to be fully enforceable in accordance with its terms, a court of competent jurisdiction may determine not to enforce the covenant or only partially enforce the covenant.

     ITEM 5 SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS VOTING SECURITIES AND PRINCIPAL HOLDERS:
(Form 1-A  Model B  Item 10)

         VOTING SECURITIES.

             NAME AND                                      NUMBER OF       PERCENTAGE
         ADDRESS OF OWNER           TITLE OF CLASS       SHARES OWNED       OF CLASS1
         ----------------           --------------       ------------       ---------
Robert D. Orr2
Route #2, Box 53

Smith Center, Kansas 66967           Common Stock           14,450              2.09%


Anita Larson2
627 Louisiana Street

Lawrence, Kansas 66044               Common Stock           12,000              1.73%


Leland G. Orr2
501 Berglund Drive

Phillipsburg, Kansas 67661           Common Stock            3,400              0.49%


Michael Hess2
516 South Grant

Smith Center, Kansas 66967           Common Stock            2,200              0.32%

Shawn Lowry 2
1205 N. 2nd St. E.
Louisburg, Kansas 66053              Common Stock           15,000              2.17%

All Executive Officers and
Directors As a Group (7 persons) 4
                                     Common Stock           47,050              6.79%

Brooke Holdings, Inc.2, 3
205 F Street

Phillipsburg, Kansas 67661           Common Stock          511,131             73.8%

--------------------

1 Percentage based on 692,968 shares of common stock outstanding as of June 30, 2001.
2 The person or entity specified above has sole voting power and sole investment power of their respective shares of the Company's common stock.
3 As of June 30, 2001, Brooke Holdings, Inc., owned 511,131 shares of the Company's common stock which represents 73.8% of the 692,968 shares of common stock outstanding. Robert D. Orr, Leland G. Orr and Michael Hess beneficially own 46.34%, 13.67% and 7.28%, respectively, of the shares of common stock of Brooke Holdings, Inc.
4 John Allen and Derrol Hubbard did not own any shares of common stock as of June 30, 2001.

     NON-VOTING SECURITIES. None of the officers or directors own non-voting securities of the Company. The Company is unaware of any shareholder who owns more than 10% of the Company's non-voting securities.

     OPTIONS, WARRANTS, AND RIGHTS. There are no options, warrants or rights outstanding with respect to the securities of the Company.

     ITEM 6 INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS (Form 1-A Model B Item 11)


     Brooke Holdings, Inc., owns 100% of the common stock of GI Agency, Inc. Accordingly, through their ownership interest in Brooke Holdings, Inc., Robert
D. Orr, Leland G. Orr and Michael Hess control 100% of the voting stock of GI Agency, Inc. GI Agency, Inc. owns franchise agencies which purchase Master Agent services and obtain loans from the Company at the same general prices and general terms as provided to other unaffiliated franchise agents. As of June 30, 2001, the total outstanding balance of all loans made to GI Agency, Inc. by the Company's finance subsidiary, Brooke Credit Corporation, was $1,115, 657. Amounts owed to the Company by GI Agency, Inc. are secured by all the shares of the Company's common stock owned by Brooke Holdings, Inc.which currently represents 73.8% of the total shares outstanding. All of the loans made to GI Agency, Inc., have been sold to an unaffiliated lender. Because of the relationships described above, certain conflicts of interest may arise between the Company and its agents in attempting to resolve disputes that occur as a result of such relationships.

     The Company has assigned all of its right, title and interest in agreements to purchase insurance agencies to GI Agency, Inc., without consideration from GI Agency, Inc. In its role of matching agency buyers and sellers, the Company from time to time executes purchase agreements to acquire agency assets and assigns them to prospective or existing franchise agents. In the event that agency assets purchased by the Company are not sold to a prospective or existing franchise agent, the Company may assign its rights and obligations pursuant to such purchase agreement to GI Agency, Inc. Such assignments allow the Company to avoid retail competition with its franchise agents and positions GI Agency, Inc. to operate such agencies until a purchaser can be identified. From January 1, 2001 through June 30, 2001 GI Agency collected commissions on the assets subject to such assignments in the amount of $141,226.

     On May 31, 2001, GI Agency, Inc. sold the assets associated with its Grand Island, Nebraska operations to a third party unaffiliated with the management of Brooke Corporation. GI Agency, Inc., still currently owns the Company's agency in Ogallala, Nebraska.

     Until May 31, 2001, the Company shared office facilities with GI Agency, Inc. at its Grand Island, Nebraska office location. Brooke Investments, Inc., a wholly-owned subsidiary of the Company, leased the Grand Island property from an unaffiliated lessor. The Company reimbursed Brooke Investments, Inc., for payments made in connection with the lease and GI Agency, Inc. reimbursed the Company for its use of the facilities through May 31, 2001. From January 1, 2001 through June 30, 2001 GI Agency, Inc. reimbursed the Company $148, 484 for personnel expenses and $2,550 for office facilities expenses. Although expenses are allocated between the Company and GI Agency, Inc., the expense allocation has not been independently evaluated to determine fairness.

     Robert D. Orr, Leland G. Orr and Michael Hess have, in some cases, each guaranteed amounts due to suppliers under certain agency agreements. The amounts guaranteed under such agency agreements varies depending on the value of premiums to be collected under such agency agreements. The continuance of these guaranties is important to the Company's prospects.

     Brooke Holdings, Inc. borrowed $300,000 from the Company with repayment secured by Brooke Holdings, Inc.'s ownership of 73.8% of the Company's common stock. This loan was renewed on December 31, 2000 bearing interest at a rate of 13% per annum and is scheduled to mature on December 31, 2001. In addition Brooke Holdings, Inc. borrowed $100,000 from the Company on March 31, 2001 in a note bearing interest at a rate of 13% per annum. This note is also scheduled to mature on December 31, 2001. The outstanding balance of both notes as of March 31, 2001 was $377, 936.

     Robert Orr, Leland Orr, Michael Hess, and Shawn Lowry have each guaranteed the promissory note of Austin Agency, Inc., of Brownsville, Texas, to Brooke Credit Corporation. The four guarantors have taken an assignment of stock of Austin Agency, Inc. as consideration for their guarantees. The loan to Austin Agency, Inc. was executed on May 15, 2000 for $1,200,000 and is scheduled to mature on August 1, 2010. As of June 30, 2001 the principal balance of the loan was $1,158,595.13.

     Shawn  Lowry  is a  shareholder  and the CEO of First  Financial  Insurance
Group, Inc., a Kansas corporation. The corporate purpose of First Financial Group, Inc. includes investing in agencies and guaranteeing loans made by Brooke Credit Corporation to franchise agents who have bought agencies from the Company. On June 1, 2001, First Financial Group, Inc. guaranteed 65% of the Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas. In consideration for this guaranty, First Financial Group, Inc. received 15% of the membership shares of Palmer, L.L.C. The loan was executed on June 1, 2001 for $799, 519.00 and is scheduled to mature on September 1, 2011. As of June 30, 2001 the principal balance of the loan was $799,519.00.

     Mr. Lowry has two loans outstanding from Brooke Credit Corporation. Mr. Lowry borrowed $103,000 from Brooke Credit Corporation bearing interest at a rate adjusted annually and equal to 2.5% per annum over the New York prime rate, which as of the last date of determination was 12%. One loan is scheduled to mature on August 10, 2010 and the second loan is scheduled to mature on February 7, 2006. The outstanding balance of these loans as of June 30, 2001 was $102,033. The purpose of the loans was to allow Mr. Lowry to purchase stock of the Company and finance the operations of First Financial Group, Inc.

     Anita Larson is married to John Arensberg, a partner in Arensberg Insurance of Lawrence, Kansas and Overland Park, Kansas. The Company and Arensberg Insurance have entered into a franchise agreement pursuant to which Arensberg Insurance participates in the Company's Master Agent program. In addition, the Company's finance subsidiary, Brooke Credit Corporation, has made three loans to Arensberg Insurance. As of June 30, 2001, the total outstanding balance of such loans was $819,306. Each of the loans bears interest at a rate adjusted annually and equal to 3.% per annum over the New York prime rate, which as of the last date of determination was 12.5% for each loan. One of the loans is scheduled to mature on October 1, 2008 and the remaining two loans are both scheduled to mature on July 1, 2009. All of the loans made to Arensberg Insurance have been sold to an unaffiliated lender.

     Ms. Anita Larson borrowed $30,000 from Brooke Credit Corporation. The loan bears interest at a rate adjusted annually and equal to 2.5% per annum over the New York prime rate, which as of the last date of determination was 12%. The loan is scheduled to mature on August 1, 2005. The outstanding balance of this loan as of June 30, 2001 was $28,515. The purpose of the loan was to allow Ms. Larson to purchase stock of the Company.

     The Company's employee handbook contains conflicts of interest guidelines which are applicable to Company management and employees. The purpose of the guidelines is to prevent an employee in a position to influence a decision regarding the Company to use such influence for personal gain. Pursuant to the guidelines, an employee in such a position is required to notify an officer of the Company of the existence of such a situation.

     ITEM 7 DESCRIPTION OF SECURITIES
(Form 1-A  Model B  Item 12)


     As of July 1, 2001 the Company was authorized to issue 9,500,000 shares of common stock, par value $1.00. As of July 1, 2001, 692, 968 shares of common stock were outstanding and 11,050 shares were held in treasury. The shareholders of common stock have no preemptive or other rights to subscribe to additional shares offered by the Company. All outstanding shares are fully paid and non-assessable.

     As of July 1, 2001, the Company was authorized to issue 1,000 shares as "Convertible Preferred Stock." As of July 1, 2001, 781.33 shares of Convertible Preferred Stock were outstanding. The shareholders of Convertible Preferred Stock are entitled to receive quarterly cumulative dividends at a rate of 9% per annum payable quarterly. Holders of Convertible Preferred Stock, upon liquidation or dissolution of the Company, are entitled to be paid an amount equal to $75 for each share of preferred stock not converted into common stock before any amount may be paid to holders of common stock. The Convertible Preferred Stock, which is non-voting, is convertible into common stock on the basis of 13 shares of common stock for each share of preferred stock so converted. The holders of Convertible Preferred Stock have no right to proceed against the Company for unpaid dividends unless and until the same are declared by the Board of Directors.

     In addition to the Convertible Preferred Stock, the Company is authorized to issue 499,000 shares of preferred stock. The authorized shares consist of 100,000 shares of 2002 Convertible Preferred Stock and 399,000 shares of what is commonly known as "Undesignated" Preferred Stock.

     The 2002 Convertible Preferred Stock consists of 100,000 shares, par value $25.00 per share. As of July 1, 2001, 17,639 shares of the 2002 Convertible Preferred Stock were issued and outstanding. The 2002 Convertible Preferred Stock is subject to the following terms:

     Dividend Rights. The holders of 2002 Convertible Preferred Stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum payable, if, as and when determined by the Board of Directors, due and payable on March 31, June 30, September 30 and December 31 of each year, after any dividend shall be set apart or paid on the Convertible Preferred Stock for the current fiscal year but before any dividend shall be set apart or paid on the Common Stock in and for any fiscal year of the Company.

     Terms of Conversion. On or prior to April 1, 2002, the holders of 2002 Convertible Preferred Stock have the right, at their option, to convert all or part of their 2002 Convertible Preferred Stock holdings to Common Stock. In the event that the holders of 2002 Convertible Preferred Stock elect to convert their shares to Common Stock, one share of 2002 Convertible Preferred Stock will be exchanged for one share of Common Stock. The conversion of shares shall occur immediately upon written notice to the Company.

     Redemption. After April 1, 2002, the 2002 Convertible Preferred Stock shall be subject to redemption at the option of the Company on any dividend payment date at a redemption value of $27.50 per share. The 2002 Convertible Preferred Stock does not have any restriction on the repurchase or redemption of shares by the registrant while there is any arrearage in the payment of dividends or sinking fund installments.

     Voting Rights. The 2002 Convertible Preferred Stock has no voting rights.

     Liquidation Rights. In the case of liquidation or dissolution of the Company, the holders of the 2002 Convertible Preferred Stock shall be entitled to be paid in full the liquidation value, $25.00 per share, of their shares after payment of full liquidation value to the holders of Convertible Preferred Stock and before any amounts shall be paid to the holders of Common Stock. Payment to the holders of 2002 Convertible Preferred Stock in the event of liquidation or dissolution shall be subordinate to payments to the holders of the Convertible Preferred Stock.

     Distribution. The Company is distributing the 2002 Convertible Preferred Stock to Kansas residents only. The 2002 Preferred Convertible Stock is being offered on a "best efforts basis" by authorized employees of the Company, in an offering exempt from registration under the Securities Act of 1933, as amended (the "Act"), pursuant to Section 3(a)(11) of the Act and Rule 147 promulgated by the Securities and Exchange Commission thereunder. The per share price of the 2002 Convertible Preferred Stock is $25.00. Assuming the Company sells all 100,000 shares of the 2002 Convertible Preferred Stock, the net proceeds to the Company will be approximately $2,200,000. Although there is no commission payable in connection with this offering, the Company anticipates $300,000 in offering expenses.


                                     PART II

     ITEM 1 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is currently no public trading market for the Company's common or preferred stock. The Company's preferred stock is convertible into the Company's common stock at the rate of 13 shares of common stock for each share of preferred stock so converted. The Company's common stock has approximately 170 holders of record. The Company has paid cash dividends on its common stock of $0.24 in each of its last two fiscal years. There can be no assurances given as to the payment of any dividends in the future. To the best knowledge of the Company, as of the date hereof 540,271 shares of the Company's common stock are eligible for transfer pursuant to Rule 144 promulgated by Securities and Exchange Commission under the Securities Act of 1933, as amended.

     ITEM 2 LEGAL PROCEEDINGS

     The Company is unaware of any legal proceedings to which the Company is a party or to which its property is subject that will result in a judgment against the Company for an amount in excess of 10% of the current assets of the Company, nor to the best of the Company's knowledge are any material legal or other governmental proceedings contemplated.

     ITEM 3 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     The Company's principal independent accountants are Summers, Spencer & Cavanaugh, CPAs, Chartered, of Topeka, Kansas. There have been no changes in or disagreements with the Company's accountants during the two most recent fiscal years.

     ITEM 4 RECENT SALES OF UNREGISTERED SECURITIES

     In December 1997, the Company issued 30,000 shares of common stock at a price of $6 per share, in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. The shares were issued to three individuals, each of whom was an officer and/or director of the Company, each of whom was a sophisticated investor able to understand and bear the economic risk of the investment, and each of whom had access to all information about the Company, including the same information as would be included in a registration statement prepared by the Company.

     Additionally, from the period beginning September, 1997 and ending January, 2001, Brooke Credit Corporation, a Kansas corporation and wholly-owned subsidiary of the Company, issued a total of $1,680,000 in bonds through both public and private offerings of five bond series: Bond Series 1997A, 1997B, 1997C, 1997D and 1998E which raised $165,000, $155,000, $245,000, $595,000 and
$520,000, respectively. Each of the foregoing issues were offered in offerings exempt from registration under Rule 147 as promulgated by the Securities and Exchange Commission, as the securities were sold solely within the State of Kansas, to Kansas residents, and the issuer was incorporated in and doing business in the State of Kansas. As precautions against restricted offers and sales, Brooke Credit Corporation: requires an opinion of counsel that any proposed offer, sell, transfer or other disposal of the bonds would not require registration; included conspicuous legends on the series 1997A, 1997B, 1997C, 1997D and 1998E bond certificates and in the text of the prospectuses setting forth the limitations on resale; obtained a written acknowledgment of the restrictions from each purchaser; and obtained a written representation from each purchaser as to the purchaser's place of residence. In addition, all transfer requests are reviewed by a member of executive management. If the purchaser is a non-Kansas resident a stop order is put on the transfer and the transfer is not completed.

     In December 2000, Brooke Credit Corporation filed a registration statement with the Kansas Securities Commission in connection with the offering of up to $5,000,000 of Brooke Credit Corporation bonds Series 2000F. The bond Series 2000F offering commenced in January, 2001 and is being offered to Kansas residents only, including business entities whose principal place of business is within the state of Kansas who have a net worth of at least $100,000 or an annual income of at least $50,000. Accordingly, these bonds are being offered without registration under the Securities Act of 1933 by reason of the exemption from the registration requirements for intra-state sales under Section 3(a)(11) of the Act and Rule 147 promulgated thereunder. All bonds in this series are being issued at par value. Transfer restrictions similar to those discussed in the preceding paragraph are applicable with respect to the Series 2000F bonds. As of July 1, 2001, Brooke Credit Corporation had $1,620,000 of the 2000F series bonds outstanding.

     The 2002 Convertible Preferred Stock consists of 100,000 shares of capital stock, par value $25.00 per share. As of July 1, 2001, 17,639 shares of the 2002 Convertible Preferred Stock were issued and outstanding. The 2002 Convertible Preferred Stock was and continues to be issued under the terms set out in Part I, Item 7 above.

     ITEM 5 INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 17-6305 of the Kansas General Corporation Code provides that a corporation may indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and personally incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person personally believed to be in or not opposed to the best interests of the corporation; and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The Company's articles of incorporation allow the Company to indemnify a director, officer, employee or agent of the Company in connection with any proceedings described above, to the fullest extent permitted under Kansas law.

     Kansas law also permits a corporation to advance expenses incurred by a director or officer in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation under Kansas law. The Company's articles of incorporation allow the Company to advance expenses to a director, officer, employee or agent of the Company in connection with such proceedings, to the fullest extent permitted under Kansas law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

Index of Financial Statements
-----------------------------


Independent Accountants' Report relating to
Consolidated Financial Statements for Three Months
Ended March 31, 2001 and 2000 ...............................................F-1

Consolidated Balance Sheets for Three Months
Ended March 31, 2001 and 2000 ...............................................F-2

Consolidated Statements of Income for Three  Months
Ended March 31, 2001 and 2000 ...............................................F-3

Consolidated Statements of Changes in Stockholders
Equity for Three Months Ended March 31, 2001 and 2000 .......................F-4

Consolidated Statements of Cash Flows
for Three Months Ended March 31, 2001 and 2000...............................F-5

Notes to Consolidated Financial Statements for
Three Months Ended March 31, 2001 and 2000 ..................................F-6

Independent Auditors' Report relating to
the audited Consolidated Financial Statement
for Years Ended December 31, 2000  and 1999.................................F-18

Consolidated Balance Sheets for Years Ended
December 31, 2000 and 1999..................................................F-19

Consolidated Statements of Income for Years
Ended December 31, 2000 and 1999............................................F-20

Consolidated Statements of Changes in Stockholders'
Equity for Years Ended December 31, 2000 and 1999...........................F-21

Consolidated Statements of Cash Flows for Years
Ended December 31, 2000 and 1999............................................F-22

Notes to Consolidated Financial Statements for
Years Ended December 31, 2000 and 1999......................................F-23

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors
Brooke Corporation:

We have reviewed the accompanying consolidated balance sheets of

                               BROOKE CORPORATION

as of March 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three month periods then ended. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.


/s/ Summers, Spencer & Cavanaugh

Summers, Spencer & Cavanaugh, CPAs, Chartered
April 27, 2001

                         PART I - FINANCIAL INFORMATION

ITEM 1.  FINANCIAL INFORMATION

                               BROOKE CORPORATION
                           Consolidated Balance Sheets
                                   (unaudited)
                             MARCH 31, 2001 AND 2000

                                     ASSETS

                                                                2001           2000
                                                                ----           ----
 Current Assets
   Cash                                                     $ 2,136,070    $ 1,439,008
    Accounts and notes receivable, net                        3,887,528      1,990,158
    Note receivable, parent company                             377,936        295,804
    Other receivables                                           273,026        149,704
    Securities                                                    1,198          1,198
    Prepaid expenses                                            136,629         75,896
                                                            -----------    -----------
       Total Current Assets                                   6,812,387      3,951,768
                                                            -----------    -----------
Investment in Agencies                                          316,520        316,520
                                                            -----------    -----------
Property and Equipment
   Cost                                                       2,284,413      1,902,479
    Less: Accumulated depreciation                           (1,635,446)    (1,141,767)
                                                            -----------    -----------
       Net Property and Equipment                               648,967        760,712
                                                            -----------    -----------
Other Assets
    Excess of cost over fair
      value of net assets                                     1,776,328        644,828
    Less: Accumulated
      amortization                                             (202,390)       (99,398)
    Prepaid commission guarantee                                 58,101         97,969
    Covenants not to compete                                      9,792         29,408
    Goodwill                                                      4,119          7,899
    Prepaid finders fee                                          14,720             --
    Contract database                                            41,817             --
    Deferred tax asset                                          230,380        371,069
                                                            -----------    -----------
       Net Other Assets                                       1,932,867      1,051,775
                                                            -----------    -----------
Total Assets                                                $ 9,710,741    $ 6,080,775
                                                            ===========    ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts payable                                        $   511,887    $   190,539
    Premiums payable to insurance companies                   2,467,572        932,640
    Short term debt                                             646,539             --
    Current maturities of long-term debt                      2,271,559        637,981
                                                            -----------    -----------
       Total Current Liabilities                              5,897,557      1,761,160

Long-Term Debt                                                3,329,537      3,889,968
                                                            -----------    -----------
Total Liabilities                                             9,227,094      5,651,128
                                                            -----------    -----------
Stockholders' Equity
    Common stock, $1 par value, 1,485,000 shares
       authorized, 704,018 shares outstanding                   704,018        704,018
    Preferred stock, $75 par value, 15,000 shares
       authorized, 781 shares outstanding                        58,600         58,600
    Preferred stock, $25 par value, 100,000 shares
       authorized, 3,852 shares outstanding                      96,300             --
    Less: Treasury stock, 11,050 shares at cost                 (39,500)       (39,500)
    Additional paid-in capital                                  949,225      1,063,702
    Retained earnings                                        (1,284,996)    (1,357,173)
                                                            -----------    -----------
       Total Stockholders' Equity                               483,647        429,647
                                                            -----------    -----------
Total Liabilities and Stockholders' Equity                  $ 9,710,741    $ 6,080,775
                                                            ===========    ===========

--------------------------------------------------------------------------------
See accompanying notes to financial statements and independent accountant's review report.

                               BROOKE CORPORATION
                        Consolidated Statements of Income
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

                                                        2001            2000
                                                        ----            ----
 OPERATING INCOME
      Insurance commissions                         $ 4,461,789     $ 2,702,713
      Interest income                                   692,820         303,345
      Less: Participating interest expense             (694,388)       (283,789)
      Finder's fee                                      175,000              --
                                                    -----------     -----------
           Total Operating Income                     4,635,221       2,722,269
                                                    -----------     -----------
OPERATING EXPENSES
      Commissions expense                             2,843,472       1,868,531
      Payroll expense                                   854,824         531,908
      Depreciation and amortization                     117,400          96,564
      Other operating expenses                          382,090         382,883
                                                    -----------     -----------
           Total Operating Expenses                   4,197,786       2,879,886
                                                    -----------     -----------
INCOME (LOSS) FROM OPERATIONS                           437,435        (157,617)
                                                    -----------     -----------
OTHER EXPENSES
      Interest expense                                  117,520          93,393
                                                    -----------     -----------
           Total Other Expenses                         117,520          93,393
                                                    -----------     -----------

      NET INCOME (LOSS) BEFORE INCOME TAXES             319,915        (251,010)

           Income tax expense (benefit)                 108,771         (75,303)
                                                    -----------     -----------

      NET INCOME (LOSS)                             $   211,144     $  (175,707)
                                                    ===========     ===========

      NET INCOME (LOSS) PER SHARE:
            Basic                                          0.30           (0.25)
            Diluted                                        0.30           (0.25)

--------------------------------------------------------------------------------
See accompanying notes to financial statements and independent accountant's review report.

                               BROOKE CORPORATION
           Consolidated Statements of Changes in Stockholders' Equity
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

                                      Common        Preferred       Treasury      Add'l Paid-      Retained
                                       Stock          Stock           Stock       in Capital       Earnings           Total
                                       -----          -----           -----       ----------       --------           -----
BALANCES, DECEMBER 31, 1999         $   704,018    $    58,600    $   (39,500)    $ 1,063,702     $(1,138,557)    $   648,263

Dividends paid                               --             --             --              --         (42,909)        (42,909)

Net loss                                     --             --             --              --        (175,707)       (175,707)
                                    -----------    -----------    -----------     -----------     -----------     -----------

BALANCES, MARCH 31, 2000            $   704,018    $    58,600    $   (39,500)    $ 1,063,702     $(1,357,173)    $   429,647
                                    ===========    ===========    ===========     ===========     ===========     ===========


BALANCES, DECEMBER 31, 2000         $   704,018    $    58,600    $   (39,500)    $ 1,063,702     $(1,453,231)    $   333,589

Dividends paid                               --             --             --              --         (42,909)        (42,909)

Preferred stock issued                       --         96,300             --              --              --          96,300

Deferred charges                             --             --             --        (114,477)             --        (114,477)

Net income                                   --             --             --              --         211,144         211,144
                                    -----------    -----------    -----------     -----------     -----------     -----------

BALANCES, MARCH 31, 2001            $   704,018    $   154,900    $   (39,500)    $   949,225     $(1,284,996)    $   483,647
                                    ===========    ===========    ===========     ===========     ===========     ===========

--------------------------------------------------------------------------------
See accompanying notes to financial statements and independent accountant's review report.

                               BROOKE CORPORATION
                      Consolidated Statements of Cash Flows
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

                                                               2001           2000
                                                               ----           ----
 Cash flows from operating activities:

     NET INCOME (LOSS)                                     $   211,144    $  (175,707)

ADJUSTMENTS TO RECONCILE NET INCOME TO
     NET CASH FLOWS FROM OPERATING ACTIVITIES:

     Depreciation                                               70,000         70,000
     Amortization                                               47,400         26,564
     Deferred income tax expense (benefit)                     108,771        (75,303)

     (Increase) decrease in assets:
         Accounts and notes receivables, net                  (381,496)       196,947
         Prepaid expenses and other assets                      55,576         14,600

     Increase (decrease) in liabilities:
         Accounts and expenses payable                          69,207       (451,377)
         Other liabilities                                     500,677        282,595
                                                           -----------    -----------

     Net cash provided by (used in) operating activities       681,279       (111,681)
                                                           -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

     Cash payments for property and equipment                  (17,318)       (39,531)
     Purchase of insurance agency                             (749,900)            --
     Sale of insurance agency inventory                        749,900             --
                                                           -----------    -----------

     Net cash used in investing activities                     (17,318)       (39,531)
                                                           -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

     Deferred charges                                         (114,477)            --
     Dividends paid                                            (42,909)            --
     Cash proceeds from bond issuance                        1,010,000             --
     Cash proceeds from preferred stock issuance                96,300             --
     Line of credit advance                                         --        660,000
     Advances on short-term borrowing                          300,000             --
     Payments on short-term borrowing                               --        130,350
     Payments on short-term debt                              (180,000)            --
     Payments on long-term debt                             (1,280,318)    (1,102,675)
                                                           -----------    -----------

     Net cash used in financing activities                    (211,404)      (312,325)
                                                           -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           452,557       (463,537)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD               1,683,513      1,902,545
                                                           -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                   $ 2,136,070    $ 1,439,008
                                                           ===========    ===========

SUPPLEMENTAL DISCLOSURES:
     Cash paid for interest                                $   131,872    $   374,477
                                                           ===========    ===========
     Cash paid for income tax                              $        --    $        --
                                                           ===========    ===========

--------------------------------------------------------------------------------
See accompanying notes to financial statements and independent accountant's review report.

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Organization
Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's registered offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 73.66% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. The Company also owns and operates insurance agencies all of which are held for sale to franchise agents. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services.

The Company's subsidiaries are:

     BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

     BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells property and casualty insurance through Brooke
     Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

     THE AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

     THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

     INTERSTATE INSURANCE GROUP, LTD, a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

(b)   Use of Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Specifically   significant   estimates   include  "profit  sharing   commissions
receivable" of $846,512 and $767,849 and "investment in agencies" of $316,520 at March 31, 2001 and 2000.

--------------------------------------------------------------------------------
See accompanying independent accountant's review report.

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                  (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(c)   Cash Equivalents
For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

(d)   Allowance for Bad Debts
The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.

(e)   Revenue Recognition
Commission revenue on insurance premiums is recognized on the effective date of the policy. Premiums which are due from the insured are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers. In the event of a cancellation or reduction in premium a percentage of the commission revenue is returned to the insurance company. Commission refunds are calculated by the insurance companies and are deducted from the amounts due to the Company from insurance companies.

(f)   Property and Equipment
Depreciable   assets   are  stated  at  cost  less   accumulated   depreciation.
Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets

(g)   Excess Cost of Purchased Subsidiary
Included in other assets are unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired. The balance of $1,776,328 is being amortized over a 15-year period using the straight-line method. Amortization expense was $30,748 and $10,748 for the three months ended March 31, 2001 and 2000, respectively. The "excess cost of purchased subsidiary" is from the purchase of stock of a subsidiary corporation. The excess cost is from the allocation in contracts for the purchase of assets. Based on historical analysis of the retention of business purchased, the attrition rate was approximately 20 years. The Company uses an amortization period of 15 years.

(h)   Income Taxes
Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(i)   Investment in Agencies
The assets included in the "Investment in Agencies" category is the purchase price paid for agency assets. These assets are available for sale and are carried at lower cost or market.

(j) Gain or Loss on Sale of Assets
"Investment in Agencies" gains or losses are based on the allocation of purchase price at the date of purchase for specific assets. At the time of purchase a value is determined for each type of assets purchased (i.e. life insurance commissions purchased or personal lines commissions purchased or small commercial lines commissions purchased or program commissions purchased).

(k)   Contracts Database
This asset consists of standardized loan documents which have been developed by Brooke Corporation. These contracts are available for sale to others that make these type of loans, by first purchasing a license from Brooke Corporation. A complete review and revision is scheduled for all loan documents every five years, therefore, the asset is being amortized over a five year period.

(l)   Deferred Charges
These deferred charges relate to costs associated with the public offering of preferred stock and bonds set to commence in the spring of 2001. Specifically, these costs are auditor fees, legal costs, and filing charges, which will be offset against the stock proceeds.

(m) Equity Rights and Priviledges
Convertible preferred stock holders shall be entitled to a 14% cumulative dividend in cash of the liquidation value of such stock per share per annum, as determined by the Board of Directors. Convertible preferred stock may convert to common stock at a rate of 65 shares of preferred stock for 1 share of common stock. Convertible preferred stock has no voting rights. The common stock holders shall possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

(n)   Per Share Data
Basic net income per share is calculated by dividing net income by the average number of shares of the Company's common stock outstanding. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock and then dividing net income by the adjusted average number of shares of the Company's common stock outstanding.

2.    PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

3.    NOTES RECEIVABLE

At March 31, 2001 and 2000 notes receivables consist of the following:

                                                       2001             2000
                                                       ----             ----
Agency loans                                      $ 24,483,260     $ 11,767,717
Less: Agency loan participation                    (24,009,176)     (11,511,806)
Equipment loans                                          1,441           15,688
Less: Equipment loan participation                      (1,441)         (11,688)
Consumer loans                                         174,663           19,043
Less: Consumer loan participation                     (174,663)         (19,043)
                                                  ------------     ------------

          Total notes receivable, net                  474,084          259,911

Customer and profit sharing receivables              3,413,444        1,730,247
                                                  ------------     ------------

Total accounts and notes receivable, net          $  3,887,528     $  1,990,158
                                                  ============     ============

Of the  agency  loans at March  31,  2001 and  2000,  $4,158,399  and  $551,409,
respectively, are sold with recourse to the buyer for the principal outstanding and interest hereafter accruing from the loan. There is no default by any debtor, and hence, there is no accrued liability at March 31, 2001 and 2000. Loans to some employees for stock of the Company is included in Consumer loans and are fully participated at March 31, 2001 and 2000.

Loan participation represents the transfer of notes receivable, by sale, to "participating" banks and finance companies. The Company receives consideration from the participating entities. Per SFAS 125 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), these transfers are accounted for as sales. The transferred assets (i.e. notes receivables) are isolated from the Company. The participating companies obtain the right - free of conditions that constrain it from taking advantage of that right - to pledge or exchange the notes receivables. In addition, the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the notes receivable before their maturity.

Profit sharing receivables represents the contingent commissions insurance companies owe to the Company. In addition to straight commission, contracts between an insurance company and its agents can provide for a contingent commission based upon the profitability of business produced, its persistency, the loss ratio of business produced, or other criteria. Profit sharing receivables represents the amount of contingent commissions earned but not received from the insurance companies as of March 31, 2001 and 2000.

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000


4.    PROPERTY AND EQUIPMENT

A summary of property and equipment and depreciation is as follows:

                                               2001            2000
                                               ----            ----
Furniture and fixtures                     $  304,855       $  208,816
Office and computer equipment               1,446,873        1,204,719
Automobiles                                   532,685          488,944
                                           ----------       ----------
                                            2,284,413        1,902,479

Less:  Accumulated depreciation             1,635,446        1,141,767
                                           ----------       ----------

Property and equipment, net                $  648,967       $  760,712
                                           ==========       ==========

Depreciation expense                       $   70,000       $   70,000
                                           ==========       ==========

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

5.    BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS

                                                                                          2001            2000
                                                                                          ----            ----
First National Bank & Trust,  Phillipsburg,  KS, line of credit,  $960,000 available,  $0 not utilized. Due October 2001. Interest rate is 10.50%.
Collateralized by account receivable.                                                  $  960,000      $  660,000

Farmers State Bank, Phillipsburg,  KS, due December 2006. Interest rate is
10.75%, payable $15,500 monthly.  Collateralized  by stock, inventory, fixed
assets and  personal  guaranty of certain  officers of Brooke Corporation.                      -         922,651

State Bank of  Colwich,  Colwich,  KS, due July 2004.  Interest  rate is 11.75%,
payable  $1,435  monthly.  Collateralized by insurance agency assets.                      47,111          50,160

Chrysler Financial, Overland Park, KS, due February 2000 to November
2002.  Interest rates are 7.80% to 8.50%, payable monthly.  Collateralized by
automobiles.                                                                              110,168         151,485

Colonial Pacific, Portland, OR, due December 2001.  Interest rate is 14.811%
payable $2,083  monthly.  Collateralized by personal guaranty of certain
officers of Brooke Corporation.                                                            17,435          38,155

Brooke Investments,  Inc.,  Phillipsburg,  KS, due February 2007.  Interest rate is 10.00%,  payable $1,718 monthly.  Note is sold to participating  bank.
Collateralized  by certain agency assets acquired by Brooke Investments, Inc.              91,637         102,492

David Patterson,  Sr., Phoenix, AZ, due March 2008. Interest rate is 0%, payable $1,112 monthly.  Unsecured deferred compensation agreement
provided by The American Agency, Inc.                                                      10,008          27,352

Robert B. Patterson,  Overland Park, KS, due February 2001. Interest rate is
7.75%,  principal balance plus accrued interest payable annually.
Collateralized by 500 shares of American Agency,  Inc. common stock and
the guaranty of certain officers of Brooke Corporation.                                         -         222,222

Hartley  Agency,  Inc.,  Baxter Springs,  KS, due June 2001.  Interest rate is
0%, entire balance is due at maturity.  Collateralized by certain agency assets
acquired by Brooke Corporation.                                                           201,564               -

Gerald Lanio and William  Tyer,  Independence,  MO, due June 2005.  Interest
rate is 5%,  payable  $207,877 annually.  Collateralized by 900 shares of
Interstate Insurance Group, LTD common stock.                                             900,000               -

Premier Insurance Agency, Poplar Bluff, MO, due July 2005.  Interest rate is
5.00%,  payable  $147,763 annually.  Collateralized by certain agency assets
acquired by Brooke Corporation.                                                           639,737         673,432

Stewart  Insurance,  Monroe,  LA, due August 2001.  Interest rate is 0%, entire balance is due at maturity.  Collateralized by certain agency assets acquired
by Brooke Corporation                                                                     252,245               -

APB Insurers, Crane, MO, due July 2001. Interest rate is 0%, entire balance is due at maturity.  Collateralized by certain agency assets acquired by
Brooke Corporation.                                                                        77,445               -

                                      F-11

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

5.     BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)

Roppolo Insurance, Shreveport, LA, due July 2001.  Interest rate is 0%, entire balance is due at maturity.  Collateralized by certain agency assets
acquired by Brooke Corporation.                                                        $  115,285       $       -
                                                                                       ----------       ---------

Total bank loans and notes payable                                                      3,422,635       2,847,949

Bonds payable (See Note 6)                                                              2,825,000       1,680,000
                                                                                       ----------       ---------

Total bank loans, notes payable and other long-term obligations                         6,247,635       4,527,949

Less: Current maturities and short-term debt                                            2,918,098         637,981
                                                                                       ----------      ----------

Total long-term debt                                                                   $3,329,537      $3,889,968
                                                                                       ==========      ==========

Interest incurred on bank loans, notes payable and other long-term obligations for the three months ended March 31, 2001 and 2000 is $117,520 and $85,804, respectively. Short-term debt represents the non-cash investing transactions utilized to purchase agency assets. Bank loans, notes payable, and other long-term obligations mature as follows:

                              BANK LOANS
   TWELVE MONTHS ENDING        & NOTES                BONDS
         MARCH 31              PAYABLE               PAYABLE          TOTAL

          2002              $ 1,348,098          $ 1,570,000        $ 2,918,098
          2003                1,014,938              365,000          1,379,938
          2004                  341,203                    -            341,203
          2005                  344,092              890,000          1,234,092
          2006                  356,567                    -            356,567
       Thereafter                17,737                    -             17,737
                           -------------      ---------------      -------------
                            $ 3,422,635          $ 2,825,000        $ 6,247,635
                           =============      ===============      =============

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

6.    LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D, 1998E, and 2000F) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity.

Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of Brooke Credit Corporation.

At March 31, 2001 and 2000 the bonds payable consists of:

 Bond Series      Rate           Maturity            Principal Value                  Value
 -----------      ----           --------            ---------------                  -----
    1997A        10.000%      January 1, 2001               $   -                   $ 165,000
    1997B        10.250%      January 1, 2002             155,000                     155,000
    1997C        10.500%      January 1, 2003             245,000                     245,000
    1997D        10.125%       July 1, 2001               715,000                     595,000
    1998E        10.125%      January 1, 2002             820,000                     520,000
    2000F         9.125%       July 1, 2004               890,000                           -
                                                   ---------------             ---------------
    Total                                              $2,825,000                  $1,680,000
                                                   ===============             ===============

Interest   payable  is  $59,699   and  $42,168  at  March  31,  2001  and  2000,
respectively.

7.    LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. The capital lease obligations have all been paid in full. Property and equipment includes the following amounts reflecting the capitalization of these assets:

                                                2001                2000
                                                ----                ----
Office and computer equipment                $ 415,843           $ 415,843
Less:  Accumulated amortization                391,781             348,841
                                          -------------       -------------
                                              $ 24,062            $ 67,002
                                          =============       =============

Capital lease amortization is included in depreciation expense.

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

8.    INCOME TAXES

The elements of income tax expense (benefit) are as follows:

                                               2001                   2000
                                               ----                   ----
                       Current             $       0              $      0
                       Deferred              108,771               (75,303)
                                        -------------           ------------
                                           $ 108,771              $(75,303)
                                        =============           ============

The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes due to net operating loss carryforwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

                                                          2001       2000
                                                          ----       ----
 U.S. federal statutory tax rate                          30%        30%
 State statutory tax rate                                  4%         4%
 Effect of the utilization of net operating
   loss carryforwards                                      0%        (3%)
 Miscellaneous                                             0%        (1%)
                                                        -------    -------

 Effective tax rate                                       34%        30%
                                                        =======    =======

Reconciliation of deferred tax asset:
                                                    2001            2000
                                                    ----            ----
      Beginning balance, January 1                $339,151       $ 295,766
      Deferred income tax (expense) benefit       (108,771)          75,303
                                                 ----------     -----------

      Balances balance, March 31                  $ 230,380       $ 371,069
                                                 ==========     ===========

Expiration dates of net operating loss carryforwards:

       2010                        $491,166
       2020                         186,423
                              --------------
       Total                       $677,589
                              ==============

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

9.    EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for periods ended March 31, 2001 and 2000.

10.   CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at several banks. On March 31, 2001 and 2000 the Company had account balances of $2,242,322 and $1,464,234, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

11.   SEGMENT AND RELATED INFORMATION

The Company's two reportable segments as of and for the three months ended March 31, 2001 and 2000 consisted of its insurance agency business and its finance services business. The insurance agency business includes the Company's wholly-owned subsidiaries which are licensed insurance agencies operating in the states of Kansas, Nebraska, Missouri, Colorado, Texas and Oklahoma. The Company sells insurance through its network of exclusive franchise agents, franchise sub-agents, non-exclusive brokers and insurance producers. The finance services business includes the Company's wholly-owned subsidiary, which is a licensed finance company. The Company originates loans to Brooke Corporation's franchise agents, franchise sub-agents, insurance producers and insurance policyholders. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses." Management evaluates the performance of its segments and allocates resources to them based on the net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

The table below reflects summarized financial information concerning the Company's reportable segments for the periods ended March 31, 2001 and 2000:

                                     INSURANCE     FINANCIAL  ELIMINATION OF
                                      AGENCY       SERVICES    INTERSEGMENT   CONSOLIDATED
                                     BUSINESS      BUSINESS      ACTIVITY        TOTALS
                                     --------      --------      --------        ------
2001
Insurance commissions             $ 4,461,789   $        --   $        --    $ 4,461,789
Interest income                            --       755,174       (62,354)       692,820
Interest expense                      117,520       694,388            --        811,908
Commissions expense                 2,843,473            --            --      2,843,473
Depreciation and amortization         117,400            --            --        117,400
Segment assets                      7,120,801     4,030,020    (1,440,080)     9,710,741
Expenditures for segment assets        17,318            --            --         17,318

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

11.   SEGMENT AND RELATED INFORMATION(CONT.)

                                     INSURANCE     FINANCIAL  ELIMINATION OF
                                      AGENCY       SERVICES    INTERSEGMENT   CONSOLIDATED
                                     BUSINESS      BUSINESS      ACTIVITY        TOTALS
                                     --------      --------      --------        ------
2000
Insurance commissions             $ 2,702,713   $        --   $        --    $ 2,702,713
Interest income                            --       329,129       (25,784)       303,345
Interest expense                       93,393       283,789            --        377,182
Commissions expense                 1,868,531            --            --      1,868,531
Depreciation and amortization          96,564            --            --         96,564
Segment assets                      5,444,482     1,676,293    (1,040,000)     6,080,775
Expenditures for segment assets        39,531            --            --         39,531


  PROFIT (LOSS)                                        2001             2000
                                                       ----             ----

Total segment profit                               $ 1,381,829      $   663,781
Unallocated amounts:
    Finders fee                                        175,000               --
    Other corporate expenses                        (1,236,914)        (914,791)
                                                   -----------      -----------

   Income (loss) before income taxes               $   319,915      $  (251,010)
                                                   ===========      ===========

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                                   (unaudited)
                   THREE MONTHS ENDED MARCH 31, 2001 AND 2000

12.  SUBSEQUENT EVENTS

The Company has issued an additional $80,000, 2000F series, bonds payable. In addition, Brooke Corporation has issued 2,400 shares of $25 per share preferred stock for a total of $60,000.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Brooke Corporation:

We have audited the accompanying consolidated balance sheets of

                               BROOKE CORPORATION

as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BROOKE CORPORATION as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



Summers, Spencer & Cavanaugh, CPAs, Chartered
March 2, 2001

                               BROOKE CORPORATION
                           Consolidated Balance Sheets
                           DECEMBER 31, 2000 AND 1999

                                           ASSETS
                                                                   2000            1999
                                                                   ----            ----
 Current Assets
      Cash                                                       $ 1,683,513     $ 1,902,545
      Accounts and notes receivable, net                           3,609,179       2,268,343
      Note receivable, parent company                                318,745         236,189
      Other receivables                                              229,070         128,081
      Securities                                                       1,198           1,198
      Prepaid expenses                                               147,642          90,496
                                                               --------------  --------------

         Total Current Assets                                      5,989,347       4,626,852
                                                               --------------  --------------

 INVESTMENT IN AGENCIES                                              316,520         316,520
                                                               --------------  --------------

 PROPERTY AND EQUIPMENT
      Cost                                                         2,267,095       1,862,948
      Less: Accumulated depreciation                              (1,565,446)     (1,071,767)
                                                               --------------  --------------

         Net Property and Equipment                                  701,649         791,181
                                                               --------------  --------------

 OTHER ASSETS
      Excess of cost over fair value of net assets                 1,776,328         644,828
      Less: Accumulated amortization                                (171,642)        (88,650)
      Prepaid commission guarantee                                    68,068         107,936
      Covenants not to compete                                        14,696          34,312
      Goodwill                                                         5,064           8,844
      Prepaid finders fee                                             14,847               -
      Contract database                                               42,526               -
      Deferred charges                                                44,564               -
      Deferred tax asset                                             339,151         295,766
                                                               --------------  --------------

         Net Other Assets                                          2,133,602       1,003,036
                                                               --------------  --------------

 TOTAL ASSETS                                                    $ 9,141,118     $ 6,737,589
                                                               ==============  ==============

                            LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
      Accounts payable                                             $ 442,680       $ 641,916
      Premiums payable to insurance companies                      1,966,895         650,045
      Short term debt                                                826,539               -
      Current maturities of long-term debt                         1,542,528         464,722
                                                               --------------  --------------

         Total Current Liabilities                                 4,778,642       1,756,683

 LONG-TERM DEBT                                                    4,028,887       4,332,643
                                                               --------------  --------------

 TOTAL LIABILITIES                                                 8,807,529       6,089,326
                                                               --------------  --------------

 STOCKHOLDERS' EQUITY
      Common stock, $1 par value, 1,485,000 shares
         authorized, 704,018 shares outstanding                      704,018         704,018
      Preferred stock, $75 par value, 15,000 shares
         authorized, 781 shares outstanding                           58,600          58,600
      Less: Treasury stock, 11,050 shares at cost                    (39,500)        (39,500)
      Additional paid-in capital                                   1,063,702       1,063,702
      Retained earnings                                           (1,453,231)     (1,138,557)
                                                               --------------  --------------

         Total Stockholders' Equity                                  333,589         648,263
                                                               --------------  --------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $ 9,141,118     $ 6,737,589
                                                               ==============  ==============



--------------------------------------------------------------------------------
See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements.

                               BROOKE CORPORATION
                        Consolidated Statements of Income
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                      2000             1999
                                                      ----             ----
 Operating Income
      Insurance commissions                        $ 14,084,658    $  9,056,721
      Interest income                                 1,878,053         915,400
      Less: Participating interest expense           (1,588,863)       (796,495)
      Gain on sale of assets                             17,500         268,759
                                                   ------------    ------------

          Total Operating Income                     14,391,348       9,444,385
                                                   ------------    ------------

OPERATING EXPENSES
      Commissions expense                             9,579,115       5,824,660
      Payroll expense                                 2,717,550       1,836,014
      Depreciation and amortization                     437,402         365,260
      Other operating expenses                        1,458,732         973,271
                                                   ------------    ------------

          Total Operating Expenses                   14,192,799       8,999,205
                                                   ------------    ------------

INCOME FROM OPERATIONS                                  198,549         445,180
                                                   ------------    ------------

OTHER EXPENSES
      Interest expense                                  384,972         320,576
                                                   ------------    ------------

          Total Other Expenses                          384,972         320,576
                                                   ------------    ------------

      NET INCOME (LOSS) BEFORE INCOME TAXES            (186,423)        124,604

          Income tax expense (benefit)                  (43,385)         31,846
                                                   ------------    ------------

      NET INCOME (LOSS)                            $   (143,038)   $     92,758
                                                   ============    ============

       NET INCOME (LOSS) PER SHARE:
           Basic and diluted                              (0.20)           0.13


--------------------------------------------------------------------------------
See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements.
                                      F-20

                               BROOKE CORPORATION
           Consolidated Statements of Changes in Stockholders' Equity
                     YEARS ENDED DECEMBER 31, 2000 AND 1999



                                        COMMON       PREFERRED       TREASURY      ADD'L PAID-     RETAINED
                                        STOCK          STOCK          STOCK        IN CAPITAL      EARNINGS          TOTAL
                                        -----          -----          -----        ----------      --------          -----
BALANCES, DECEMBER 31, 1998          $   704,018    $    58,600    $   (39,500)    $ 1,063,702    $(1,059,679)    $   727,141

Dividends paid                                --             --             --              --       (171,636)       (171,636)

Net income                                    --             --             --              --         92,758          92,758
                                     -----------    -----------    -----------     -----------    -----------     -----------

BALANCES, DECEMBER 31, 1999          $   704,018    $    58,600    $   (39,500)    $ 1,063,702    $(1,138,557)    $   648,263

Dividends paid                                --             --             --              --       (171,636)       (171,636)

Net loss                                      --             --             --              --       (143,038)       (143,038)
                                     -----------    -----------    -----------     -----------    -----------     -----------

BALANCES, DECEMBER 31, 2000          $   704,018    $    58,600    $   (39,500)    $ 1,063,702    $(1,453,231)    $   333,589


--------------------------------------------------------------------------------
See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements.
                                      F-21

                               BROOKE CORPORATION
                      Consolidated Statements of Cash Flows
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                 2000            1999
                                                                 ----            ----
Cash flows from operating activities:
       NET INCOME (LOSS)                                     $  (143,038)   $    92,758

ADJUSTMENTS TO RECONCILE NET INCOME TO
       NET CASH FLOWS FROM OPERATING ACTIVITIES:

       Depreciation                                              285,609        260,019
       Amortization                                              151,793        105,241
       Gain on sale of assets                                    (17,500)      (268,759)
       Deferred income tax expense (benefit)                     (43,385)        31,846

       (Increase) decrease in assets:
            Accounts and notes receivables, net               (1,524,381)         7,230
            Prepaid expenses and other assets                   (159,083)       (17,973)

       Increase (decrease) in liabilities:
            Accounts and expenses payable                       (199,236)        20,792
            Other liabilities                                  1,316,850     (1,745,119)
                                                             -----------    -----------

       Net cash used in operating activities                    (332,371)    (1,513,965)
                                                             -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

       Cash payments for property and equipment                 (404,147)      (370,318)
       Purchase of insurance agency                             (412,885)      (250,000)
       Sale of insurance agency inventory                        153,000      1,987,412
                                                             -----------    -----------

       Net cash provided by (used in) investing activities      (664,032)     1,367,094
                                                             -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

       Advances of long-term debt                                639,737        920,464
       Dividends paid                                           (171,636)      (171,636)
       Cash proceeds from bond issuance                          135,000        580,000
       Line of credit advance                                    660,000        660,000
       Advances on short-term borrowing                        2,369,067        615,478
       Payments on short-term borrowing                         (464,722)      (766,234)
       Payments on long-term debt                             (2,390,075)    (1,071,389)
                                                             -----------    -----------

       Net cash provided by financing activities                 777,371        766,683
                                                             -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (219,032)       619,812

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                 1,902,545      1,282,733
                                                             -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                     $ 1,683,513    $ 1,902,545
                                                             ===========    ===========

SUPPLEMENTAL DISCLOSURES:
       Cash paid for interest                                $ 1,873,930    $ 1,029,061
                                                             ===========    ===========
        Cash paid for income tax                             $         0    $         0

--------------------------------------------------------------------------------
See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements.
                                      F-22

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization

Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's registered offices are located in Phillipsburg, Kansas. Brooke Holdings, Inc. owns 73.66% of the Company's common stock. The Company recruits fully vested franchise agents to sell insurance and financial services. The Company also owns and operates insurance agencies all of which are held for sale to franchise agents. Most of the Company's revenues result from the sale of property and casualty insurance, however, the Company also offers life and health insurance services, investment services and credit services.

The Company's subsidiaries are:

      BROOKE CREDIT CORPORATION, a 100% owned subsidiary, is a licensed finance company and licensed insurance agency. Brooke Credit Corporation originates loans to Brooke Corporation's franchise agents, franchise subagents, insurance producers and insurance policyholders.

      BROOKE LIFE AND HEALTH, INC., a 100% owned subsidiary, is a licensed insurance agency which sells life and health insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      BROOKE  AGENCY,  INC., a 100% owned  subsidiary,  is a licensed  insurance agency which sells property and casualty insurance through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers.

      BROOKE INVESTMENTS, INC., a 100% owned subsidiary, develops investment services for sale through Brooke Corporation's network of exclusive franchise agents, franchise subagents and insurance producers. THE

      AMERICAN AGENCY, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

      THE AMERICAN HERITAGE, INC., a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation. For marketing purposes the name of this subsidiary was recently changed from Heritage Marketing Services, Inc.

      INTERSTATE INSURANCE GROUP, LTD, a 100% owned subsidiary, is a licensed insurance agency which sells insurance programs and "targeted market" policies through a network of non-exclusive brokers that are not necessarily affiliated with Brooke Corporation.

(b)  Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Specifically significant estimates at December 31, 2000 include "profit sharing commissions receivable" of $1,100,000 and "investment in agencies" of $316,520.

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-23

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(c)  Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents.

(d)  Allowance for Bad Debts

The Company considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible accounts.

(e)  Revenue Recognition

Commission revenue on insurance premiums is recognized on the effective date of the policy. Premiums which are due from the insured are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers. In the event of a cancellation or reduction in premium a percentage of the commission revenue is returned to the insurance company. Commission refunds are calculated by the insurance companies and are deducted from the amounts due to the Company from insurance companies.

(f)  Property and Equipment

Depreciable   assets   are  stated  at  cost  less   accumulated   depreciation.
Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets

(g)  Excess Cost of Purchased Subsidiary

Included in other assets are unamortized costs of purchased subsidiaries in excess of the fair value of underlying net tangible assets acquired. The balance of $1,776,328 is being amortized over a 15-year period using the straight-line method. Amortization expense was $82,992 and $42,992 for the years ended December 31, 2000 and 1999, respectively. The "excess cost of purchased subsidiary" is from the purchase of stock of a subsidiary corporation. The excess cost is from the allocation in contracts for the purchase of assets. Based on historical analysis of the retention of business purchased, the attrition rate was approximately 20 years. The Company uses an amortization period of 15 years.

(h)  Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The company files its federal income tax return on a consolidated basis with its subsidiaries.

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-24

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

(i)  Investment in Agencies

The assets included in the "Investment in Agencies" category is the purchase price paid for agency assets. These assets are available for sale and are carried at lower cost or market. (j) Gain or Loss on Sale of Assets "Investment in Agencies" gains or losses are based on the allocation of purchase price at the date of purchase for specific assets. At the time of purchase a value is determined for each type of assets purchased (i.e. life insurance commissions purchased or personal lines commissions purchased or small commercial lines commissions purchased or program commissions purchased).

(k)  Contracts Database

This asset consists of standardized loan documents which have been developed by Brooke Corporation. These contracts are available for sale to others that make these type of loans, by first purchasing a license from Brooke Corporation. A complete review and revision is scheduled for all loan documents every five years, therefore, the asset is being amortized over a five year period.

(l)  Deferred Charges

These deferred charges relate to costs associated with the public offering of preferred stock and bonds set to commence in the spring of 2001. Specifically, these costs are auditor fees, legal costs, and filing charges, which will be offset against the stock proceeds.

(m)    Equity Rights and Priviledges

Convertible preferred stock holders shall be entitled to a 14% cumulative dividend in cash of the liquidation value of such stock per share per annum, as determined by the Board of Directors. Convertible preferred stock may convert to common stock at a rate of 65 shares of preferred stock for 1 share of common stock. Convertible preferred stock has no voting rights. The common stock holders shall possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

(n)  Per Share Data

Basic net income per share is calculated by dividing net income by the average number of shares of the Company's common stock outstanding. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock and then dividing net income by the adjusted average number of shares of the Company's common stock outstanding.

2.   PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-25

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

3.   NOTES RECEIVABLE
At December 31, 2000 and 1999 notes receivables consist of the following:

                                                       2000            1999
                                                       ----            ----

Agency loans                                      $ 21,075,143     $ 10,637,185
Less: Agency loan participation                    (20,897,316)     (10,312,874)
Equipment loans                                          1,927           16,791
Less: Equipment loan participation                      (1,927)         (12,791)
Consumer loans                                         173,745           21,295
Less: Consumer loan participation                     (173,745)         (21,295)
                                                  ------------     ------------

          Total notes receivable, net                  177,827          328,311

Customer and profit sharing receivables              3,431,352        1,940,032
                                                  ------------     ------------

Total accounts and notes receivable, net          $  3,609,179     $  2,268,343
                                                  ============     ============

Of the agency loans at December 31, 2000 and 1999, $925,508 and $565,766, respectively, are sold with recourse to the buyer for the principal outstanding and interest hereafter accruing from the loan. There is no default by any debtor, and hence, there is no accrued liability at December 31, 2000 and 1999. Loans to some employees for stock of the Company is included in Consumer loans and are fully participated at December 31, 2000.

Loan participation represents the transfer of notes receivable, by sale, to "participating" banks and finance companies. The Company receives consideration from the participating entities. Per SFAS 125 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities), these transfers are accounted for as sales. The transferred assets (i.e. notes receivables) are isolated from the Company. The participating companies obtain the right - free of conditions that constrain it from taking advantage of that right - to pledge or exchange the notes receivables. In addition, the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the notes receivable before their maturity.

Profit sharing receivables represents the contingent commissions insurance companies owe to the Company. In addition to straight commission, contracts between an insurance company and its agents can provide for a contingent commission based upon the profitability of business produced, its persistency, the loss ratio of business produced, or other criteria. Profit sharing receivables represents the amount of contingent commissions earned but not received from the insurance companies as of December 31, 2000 and 1999.

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-26

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999


4.   PROPERTY AND EQUIPMENT

A summary of property and equipment and depreciation is as follows:
                                           2000                      1999
                                           ----                      ----
Furniture and fixtures                     $ 299,101                 $ 206,147
Office and computer equipment              1,435,309                 1,167,857
Automobiles                                  532,685                   488,944
                                        -------------           ---------------
                                           2,267,095                 1,862,948

Less:  Accumulated depreciation            1,565,446                 1,071,767
                                        -------------           ---------------

Property and equipment, net                $ 701,649                 $ 791,181
                                        =============           ===============

Depreciation expense                       $ 285,609                 $ 260,018
                                        =============           ===============

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-27

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

5.   BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS

                                                                                            2000               1999
                                                                                            ----               ----
First  National  Bank &  Trust,  Phillipsburg,  KS,  line of  credit,  $660,000 available,  $0 not  utilized.  Due  October  2001.  Interest  rate  is  10.50%.
Collateralized by account receivable.                                                       $ 660,000         $ 660,000

Farmers  State Bank,  Phillipsburg,  KS, due December  2006.  Interest  rate is
10.75%,  payable $15,500 monthly.  Collateralized  by stock,  inventory,  fixed
assets and personal guaranty of certain officers of Brooke Corporation.                       857,748           941,760

State Bank of Colwich,  Colwich,  KS, due July 2004.  Interest  rate is 11.75%,
payable $1,435 monthly. Collateralized by insurance agency assets.                             49,995            53,226

Chrysler  Financial,  Overland  Park,  KS, due February 2000 to November  2002.
Interest  rates  are  7.80%  to  8.50%,  payable  monthly.   Collateralized  by
automobiles.                                                                                  131,000           169,892

Colonial  Pacific,  Portland,  OR, due December 2001.  Interest rate is 14.811%
payable  $2,083  monthly.   Collateralized  by  personal  guaranty  of  certain
officers of Brooke Corporation.                                                                22,912            42,882

Brooke Investments,  Inc.,  Phillipsburg,  KS, due February 2007. Interest rate is  10.00%,  payable  $1,718  monthly.  Note  is sold  to  participating  bank.
Collateralized by certain agency assets acquired by Brooke Investments, Inc.                   94,453           105,041

David  Patterson,  Sr.,  Phoenix,  AZ,  due March  2008.  Interest  rate is 0%, payable $1,112 monthly.  Unsecured deferred compensation  agreement provided by
The American Agency, Inc.                                                                      13,344            26,688

Robert B.  Patterson,  Overland Park,  KS, due February 2001.  Interest rate is
7.75%,    principal   balance   plus   accrued   interest   payable   annually.
Collateralized  by 500 shares of American  Agency,  Inc.  common  stock and the
guaranty of certain officers of Brooke Corporation.                                           222,222           444,444

Hartley Agency,  Inc., Baxter Springs,  KS, due June 2001. Interest rate is 0%, entire  balance is due at maturity.  Collateralized  by certain  agency  assets
acquired by Brooke Corporation.                                                               201,564           -

Gerald Lanio and William Tyer,  Independence,  MO, due June 2005. Interest rate is 5%, payable $207,877  annually.  Collateralized  by 900 shares of Interstate
Insurance Group, LTD common stock.                                                            900,000           -

Premier  Insurance  Agency,  Poplar Bluff, MO, due July 2005.  Interest rate is
5.00%,  payable  $147,763  annually.  Collateralized  by certain  agency assets
acquired by Brooke Corporation.                                                               639,737           673,432

Stewart  Insurance,  Monroe,  LA, due August 2001.  Interest rate is 0%, entire balance is due at maturity.  Collateralized  by certain agency assets  acquired
by Brooke Corporation                                                                         252,245           -

APB Insurers,  Crane,  MO, due July 2001.  Interest rate is 0%, entire  balance is due at  maturity.  Collateralized  by  certain  agency  assets  acquired  by
Brooke Corporation.                                                                            77,445           -

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-28

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

5.       BANK LOANS, NOTES PAYABLE, AND OTHER LONG-TERM OBLIGATIONS (CONT.)

Roppolo Insurance,  Shreveport,  LA, due July 2001. Interest rate is 0%, entire balance is due at maturity.  Collateralized  by certain agency assets  acquired
by Brooke Corporation.                                                                      $ 115,283      $      -

Mesa Insurance  Agency,  Pueblo,  CO, due February  2001.  Interest rate is 0%, entire  balance is due at maturity.  Collateralized  by certain  agency  assets
acquired by Brooke Corporation.                                                               100,000             -

James Mitchell  Brown,  Lampasas,  TX, due February 2001.  Interest rate is 8%, entire  balance  due at  maturity.  Collateralized  by  certain  agency  assets
acquired by Brooke Corporation.                                                                80,000             -

Bonds payable (See Note 6)                                                                  1,980,000            1,680,000
                                                                                       ---------------      ---------------

Total bank loans, notes payable and other long-term obligations                             6,397,954            4,797,365

Less: Current maturities and short-term debt                                                2,369,067              464,722
                                                                                       ---------------      ---------------

Total long-term debt                                                                       $4,028,887           $4,332,643
                                                                                       ===============      ===============

Interest incurred on bank loans, notes payable and other long-term obligations for the years ended December 31, 2000 and 1999 is $1,973,835 and $1,117,071, respectively. Short-term debt represents the non-cash investing transactions utilized to purchase agency assets.

Bank loans, notes payable, and other long-term obligations mature as follows:

                   BANK LOANS & BONDS
                     NOTES PAYABLE            PAYABLE             TOTAL

        2001            $ 1,609,067          $  760,000        $ 2,369,067
        2002              1,174,814             975,000          2,149,814
        2003                273,797             245,000            518,797
        2004                512,289            -                   512,289
        2005                518,990            -                   518,990
     Thereafter             328,997            -                   328,997
                    ----------------    ----------------    ---------------

                        $ 4,417,954         $ 1,980,000        $ 6,397,954
                    ================    ================    ===============


--------------------------------------------------------------------------------
Brooke Corporation
                                       F-29

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

6.   LONG-TERM DEBT, BONDS PAYABLE

Brooke Credit Corporation has offered bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered bonds (series 1997D, 1998E, and 2000F) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity.

Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no debt and covenants not to incur obligations superior to its obligations to bondholders. Therefore, the obligation to bondholders is guaranteed by the assets and the equity of Brooke Credit Corporation.

At December 31, 2000 and 1999 the bonds payable consists of:

                                                       2000              1999
                                                       ----              ----
                                                     PRINCIPAL         PRINCIPAL
                                                     ---------         ---------
      BOND SERIES      RATE         MATURITY           VALUE             VALUE
      -----------      ----         --------           -----             -----
        1997A         10.000%    January 1, 2001    $  165,000      $  165,000
        1997B         10.250%    January 1, 2002       155,000         155,000
        1997C         10.500%    January 1, 2003       245,000         145,000
        1997D         10.125%    July 1, 2001          595,000         595,000
        1998E         10.125%    January 1, 2002       820,000         520,000
        2000F          9.125%    July 1, 2004                0               0
                                                    ----------      ----------

        Total                                       $1,980,000      $1,680,000
                                                    ==========      ==========

Interest payable is $99,905 and $80,187 at December 31, 2000 and 1999, respectively.

7.   LONG-TERM DEBT, CAPITAL LEASES

The Company leases various equipment which may be purchased for a nominal amount at the expiration of the lease agreements. The Company is required to provide insurance coverage on the equipment as specified by the lessor. Under the criteria established by SFAS 13, these assets have been capitalized in the Company's financial statements. The capital lease obligations have all been paid in full. Property and equipment includes the following amounts reflecting the capitalization of these assets:
                                               2000                 1999
                                               ----                 ----
Office and computer equipment                  $ 415,843           $ 415,843
Less:  Accumulated amortization                  386,605             336,253
                                           --------------       -------------

                                               $  29,238            $ 79,590
                                           ==============       =============

Capital lease amortization is included in depreciation expense.

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-30

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

8.   INCOME TAXES

The elements of income tax expense (benefit) are as follows:
                                           2000                  1999
                                           ----                  ----
                 Current                 $       0              $       0
                 Deferred                  (43,385)                31,846
                                       -------------         -------------

                                         $ (43,385)             $  31,846
                                       =============         =============

The current income tax provisions differ from amounts that would be calculated by applying federal statutory rates to income before income taxes due to net operating loss carryforwards available to offset future taxable income.

Reconciliation of the U.S. federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

                                                       2000           1999
                                                       ----           ----
 U.S. federal statutory tax rate                       30%            30%
 State statutory tax rate                               4%             4%
 Effect of the utilization of net operating
   loss carryforwards                                  (8%)           (5%)
 Miscellaneous                                         (3%)           (3%)
                                                     ---------      ---------

 Effective tax rate                                    23%            26%
                                                     =========      =========

Reconciliation of deferred tax asset:
                                                  2000               1999
                                                  ----               ----
    Beginning balance, January 1                  $295,766          $ 327,612
    Deferred income tax (expense) benefit           43,385            (31,846)
                                              -------------       ------------
    Balances balance, December 31                 $339,151          $ 295,766
                                              =============       ============

Expiration dates of net operating loss carryforwards:

                                         2010                 $811,081
                                         2020                  186,423
                                                         --------------

                                         Total                $997,504
                                                         ==============

--------------------------------------------------------------------------------
Brooke Corporation
                                       F-31

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

9.   EMPLOYEE BENEFIT PLANS

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for periods ended December 31, 2000 and 1999.

10.  CONCENTRATION  OF CREDIT RISK

The Company maintains cash balances at several banks. On December 31, 2000 and 1999 the Company had account balances of $2,256,693 and $1,231,830, respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation.

11.  SEGMENT AND RELATED INFORMATION

The Company's two reportable segments as of and for the years ended December 31, 2000 and 1999 consisted of its insurance agency business and its finance services business. The insurance agency business includes the Company's wholly-owned subsidiaries which are licensed insurance agencies operating in the states of Kansas, Nebraska, Missouri, Colorado, Texas and Oklahoma. The Company sells insurance through its network of exclusive franchise agents, franchise sub-agents, non-exclusive brokers and insurance producers. The finance services business includes the Company's wholly-owned subsidiary, which is a licensed finance company. The Company originates loans to Brooke Corporation's franchise agents, franchise sub-agents, insurance producers and insurance policyholders. Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses." Management evaluates the performance of its segments and allocates resources to them based on the net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

The table below reflects summarized financial information concerning the Company's reportable segments for the years ended December 31, 2000 and 1999:

                                              INSURANCE    FINANCIAL        ELIMINATION OF      CONSOLIDATED
                                                AGENCY      SERVICES         INTERSEGMENT
                                               BUSINESS     BUSINESS           ACTIVITY            TOTALS
                                               --------     --------           --------            ------
  1999
  Insurance commissions                     $ 9,056,721  $             -      $          -         $ 9,056,721
  Interest income                                     -          979,478           (64,078)            915,400
  Interest expense                              320,576          796,495                 -           1,117,071
  Commissions expense                         5,824,660                -                 -           5,824,660
  Depreciation and amortization                 365,260                -                 -             365,260
  Segment assets                              5,509,246        2,268,343        (1,040,000)          6,737,589
  Expenditures for segment assets               370,318                -                 -             370,318


--------------------------------------------------------------------------------
Brooke Corporation
                                       F-32

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

11.  SEGMENT AND RELATED INFORMATION(CONT.)

                                              INSURANCE           FINANCIAL        ELIMINATION OF
                                                AGENCY             SERVICES         INTERSEGMENT       CONSOLIDATED
                                               BUSINESS            BUSINESS           ACTIVITY            TOTALS
                                               --------            --------           --------            ------
  2000
  Insurance commissions                     $ 14,084,658          $        -         $        -         $ 14,084,658
  Interest income                                      -           2,009,517           (131,464)           1,878,053
  Interest expense                               384,972           1,588,863                  -            1,973,835
  Commissions expense                          9,579,115                   -                  -            9,579,115
  Depreciation and amortization                  437,402                   -                  -              437,402
  Segment assets                               9,807,653             373,465         (1,040,000)           9,141,118
  Expenditures for segment assets                404,147                   -                  -              404,147


     PROFIT (LOSS)                              2000               1999
                                                ----               ----

     Total segment profit                        $3,972,359         $2,655,130
     Unallocated amounts:
         Gain on sale of investments                 17,500            268,759
         Other corporate expenses                (4,176,282)        (2,799,285)
                                            ---------------- ------------------

       Income (loss) before income taxes          $(186,423)         $ 124,604
                                            ================ ==================


--------------------------------------------------------------------------------
Brooke Corporation
                                       F-33

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

12.  NEW ACCOUNTING STANDARD

Statement of Financial Accounting Standards No. 133 ("SFAS 133"), Accounting for Derivative Instruments and Hedging Activities, was issued by the Financial Accounting Standards Board in June 1998. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. If certain conditions are met, a derivative may be designated specifically as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or unrecognized firm commitment referred to as a fair value hedge, (b) a hedge of the exposure to variability in cash flows of a forecasted transaction (a cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a forecasted transaction. The Company anticipates some of these types of hedges, and will comply with the requirements of SFAS 133 when it is adopted. The Company expects to adopt SFAS 133 beginning January 1, 2001. We have not yet determined the effect of adopting SFAS 133.

13.  BUSINESS ACQUISITION

The Company purchased 100% of the common stock of Interstate Insurance Group, LTD. On July 1st, 2000 by applying the purchase method of accounting. The total purchase price for such common stock was the sum of $1,200,000 and the net tangible book value, which was defined as the difference between the book value of all tangible assets and all liabilities as shown on the closing balance sheet. Tangible assets excluded all assets that are intangible in nature such as non-compete agreements, goodwill, software licenses and insurance agency expirations because it was agreed that any such intangible assets are included in the unadjusted purchase price. The six month operating period ended December 31, 2000 has been included in the consolidated financial statements.

        Book value at closing                         $ 126,581
        Less: book value of goodwill                      3,696
                                                  --------------
           Net tangible book value                      122,885
        Additional purchase amount                    1,200,000
                                                  --------------

        Total purchase price                         $1,322,885
                                                  ==============

        Excess of cost over fair value of net assets increased by a net amount at December 31, 2000 by $1,048,508.


--------------------------------------------------------------------------------
Brooke Corporation
                                       F-34

                               BROOKE CORPORATION
                   Notes to Consolidated Financial Statements
                     YEARS ENDED DECEMBER 31, 2000 AND 1999

13.      BUSINESS ACQUISITION (CONT.)

The following summary consolidated actual and pro forma financial information should be read in conjunction with our consolidated financial statements and their related notes. The consolidated statement of operations data for the years ended December 31, 2000 and 1999 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated statement of operations data for the years ended December 31, 2000 and 1999 labeled "Pro Forma" are unaudited and derived from and qualified by reference to the pro forma consolidated statements of operations included. The consolidated balance sheet data at December 31, 2000 and 1999 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated balance sheet data at December 31, 2000 and 1999 labeled "Pro Forma" are unaudited and derived from and qualified by reference to the pro forma consolidated balance sheet included.

CONSOLIDATED STATEMENT OF OPERATIONS DATA:
                                                        YEAR ENDED DECEMBER 31,                YEAR ENDED DECEMBER 31,
                                                              2000                                       1999
                                                  ACTUAL              PRO FORMA               ACTUAL             PRO FORMA
OPERATING INCOME                              $ 14,391,348          $ 15,509,924          $  9,444,385         $ 10,562,961
OPERATING EXPENSES                              14,192,799            15,307,792             8,999,205           10,114,198
NET INCOME (LOSS)                                 (143,038)             (139,455)               92,758               96,341
NET INCOME (LOSS) PER SHARE:                         (0.20)                (0.20)                 0.13                 0.14


CONSOLIDATED BALANCE SHEET DATA:
                                                            DECEMBER 31, 2000                     DECEMBER 31, 1999
                                                 ACTUAL                PRO FORMA               ACTUAL            PRO FORMA1
CASH                                            $1,683,513            $1,683,513            $1,902,545           $3,155,106
ACCOUNTS AND NOTES RECEIVABLE, NET               3,609,179             3,609,179             2,268,343            2,459,236
NET PROPERTY AND EQUIPMENT                         701,649               701,649               791,181              802,451
EXCESS OF COST OVER FAIR VALUE OF NET ASSETS     1,604,686             1,604,686               644,828              644,828
ACCOUNTS PAYABLE                                   442,680               442,680               641,916              795,402
PREMIUMS PAYABLE TO INSURANCE COMPANIES          1,966,895             1,966,895               650,045            1,869,553
LONG-TERM DEBT                                   8,807,529             8,807,529             4,332,643            4,332,643
STOCKHOLDERS' EQUITY                               333,589               333,589               648,263              772,365


14.         SUBSEQUENT EVENTS

The Company has issued an additional $25,000, 2000F series, bonds payable in 2001. In addition, Brooke Corporation has adopted a 2001 Compensatory Stock Option Plan. The purpose of this plan is to provide increased incentive for key employees and to enable the Company to obtain and retain the services of key employees and other persons essential to the long-term success of the Company. In addition the Company has amended the Articles of Incorporation by increasing the authorized shares to ten million. Shares are divided into nine million five hundred thousand shares of common stock, one thousand shares of convertible preferred stock, one hundred thousand shares of 2002 convertible preferred stock and three hundred ninety-nine thousand shares of undesignated preferred stock.


--------------------------------------------------------------------------------
Brooke Corporation
                                       F-35

                                    PART III

ITEM 1  INDEX TO EXHIBITS

Exhibit No.       Description
-----------       -----------
2.01              Articles of  Incorporation of Brooke  Financial  Services,  Inc., filed with the Secretary of State for the State of Kansas on January 22, 1986 1

2.02              Certificate of Amendment to the Articles of Incorporation of Brooke Financial Service,  Inc., filed with the Secretary of State for the State of Kansas on June 1, 1987 1

2.03              Certificate of Amendment to the Articles of Incorporation of the Company,  filed with the Secretary of State for the State of Kansas on May 31, 1989 1

2.04              Certificate of Amendment to the Articles of Incorporation of the Company,  filed with the Secretary of State for the State of Kansas on November 9, 1992 1

2.05              Certificate of Amendment to the Articles of Incorporation of the Company,  filed with the Secretary of State for the State of Kansas on February 23, 1993 1

2.06              Certificate of Amendment to the Articles of Incorporation of the Company,  filed with the Secretary of State for the State of Kansas on February 7, 1994 1

2.07              Certificate of Amendment to the Articles of Incorporation of the Company,  filed with the Secretary of State for the State of Kansas on February 21, 1995 1

2.08              By-laws of Brooke Financial Services, Inc. 1

2.09              Minutes of special meeting of stockholders of Brooke Financial Services,  Inc., dated May 10, 1986, amending the by-laws 1

2.10              Minutes of special meeting of stockholders of Brooke  Financial  Services,  Inc., dated January 31,
                  1987, amending the by-laws 1

2.11              Minutes of special  meeting of stockholders  of the Company,  dated January 26, 1991,  amending the by-laws 1

2.12              Certificate of Amendment to the By-laws of the Company, dated July 3, 2000 1

3.01              Indenture  dated as of July 31, 1997 (the  "Indenture"),  by and between Brooke Credit  Corporation and The First  National  Bank and Trust  Company,  relating to the  issuance  of the Brooke  Credit
                  Corporation, Series 1997A, Series 1997B and Series 1997C Bonds 1

3.02              Addendum to the  Indenture  dated as of November 13,  1997,  relating to the issuance of the Brooke
                  Credit Corporation, Series 1997D Bonds 1

3.03              Addendum to the  Indenture  dated as of August 28,  1998,  relating  to the  issuance of the Brooke
                  Credit Corporation, Series 1997E Bonds 1

                                       23

3.04              Guaranty  dated as of December 18, 1997,  executed by Brooke  Corporation  guaranteeing  payment of principal and interest on the Brooke Credit  Corporation,  Series 1997A, Series 1997B, Series 1997C
                  and Series 1997D Bonds 1

6.01              Representative Agency Agreement between the Company and Safeco Insurance Company 1

6.02              Representative Agency Agreement between the Company and Allied Group 1

6.03              Representative Agency Agreement between the Company and EMC Insurance Companies 1

6.04              Representative Agency Agreement between the Company and Columbia Insurance Group 1

6.05              Representative Agency Agreement between the Company and Allstate Insurance Company 1

6.06              Agreement for  Advancement  of Loan dated as of September 12, 1997, by and between GI Agency,  Inc.
                  and Brooke Credit Corporation 1

6.07              Agreement for Advancement of Loan dated as of December 1, 1997, by and between GI Agency,  Inc. and
                  Brooke Credit Corporation 1

6.08              Agreement for  Advancement  of Loan dated as of December 31, 1997,  by and between GI Agency,  Inc.
                  and Brooke Credit Corporation 1

6.09              Agreement for  Advancement  of Loan dated as of September 1, 1998,  by and between GI Agency,  Inc.
                  and Brooke Credit Corporation 1

6.10              Guaranty  dated as of January 2, 1998,  of Robert  Orr,  Leland Orr and Michael  Hess  guaranteeing payment of amounts due Brooke Credit Corporation by GI Agency, Inc 1.

6.11              Hypothecation  Agreement dated as of January 2, 1998, executed by Robert Orr pledged certain assets as collateral for amount due Brooke Credit Corporation by GI Agency, Inc. 1

6.12              Franchise Agreement dated as of September 4, 1997, by and the Company and GI Agency, Inc. 1

6.13              Assignment of Contract  Agreement  dated as of June 30, 1999, by and between GI Agency,  Inc.,  and the Company 1

6.14              Assignment of Contract  Agreement  dated as of July 15, 1999, by and between GI Agency,  Inc.,  and the Company 1

6.15              Assignment of Contract  Agreement  dated as of July 15, 1999, by and between GI Agency,  Inc.,  and the Company 1

6.16              Assignment of Contract  Agreement  dated as of September 23, 1999, by and between GI Agency,  Inc., and the Company 1

                                       24

6.17              Assignment of Contract  Agreement dated as of October 1, 1999, by and between GI Agency,  Inc., and the Company 1

6.18              Purchase  Agreement dated as of June 13, 2000, by and between Gerald Lanio and William Tyer and the
                  Company 1

6.19              Agreement  for Sale of  Insurance  Agency  Assets  dated as of March 31,  1999,  by and among Royal
                  Specialty Underwriting, Inc., The American Agency, Inc., and the Company 1

6.20              Personal  Guaranties  dated as of May 15,  2000,  of Robert  Orr,  Leland  Orr,  and  Michael  Hess
                  guaranteeing payment of amounts due Brooke Credit Corporation by Austin Agency 1

6.21              Form of  Assignment  of Stock dated as of May 15, 2000,  by and among Bob Austin,  Sr., as assignor and Michael Hess, Robert Orr, Leland Orr and Shawn Lowry, as assignee 1

6.22              Life & Health  Manager's  Employment  Agreement  dated as of April 16, 1999, by and between  Brooke
                  Corporation and Anita Larson 1

6.23              Lease Agreement relating to Phillipsburg, Kansas facility 1

6.24              Lease Agreement relating to Overland Park, Kansas facility 1

6.25              Promissory Note between Brooke Credit Corporation and Anita Larson 1

6.26              Personal  Guaranty, dated as of May 15, 2000,  of Shawn Lowry  guaranteeing  payment of amounts due
                  Brooke Credit Corporation by Austin Agency 2

23.01             Consent of Auditors dated July 10, 2001 2

23.02             Consent of Accountants dated July 9, 2001 2

     --------------------
     1  Filed previously
     2  Filed herewith

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Brooke Corporation




Date July 5, 2001                 By   / s / Robert D. Orr
                                     -------------------------------------------

                                     Robert D. Orr, Chief Executive Officer


                                       26